Oi S.A. and Subsidiaries	EXHIBIT 1

Consolidated Balance Sheets as at June 30, 2015 and December 31, 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Note	06/30/2015	12/31/2014
Current assets
Cash and cash equivalents	8	13,495,588	2,449,206
Cash investments	8	3,021,978	171,415
Derivative financial instruments	18	390,576	340,558
Trade receivable, net	9	7,831,073	7,450,040
Inventories, net		446,794	478,499
Current recoverable taxes	10	576,720	1,097,189
Other taxes	11	956,691	1,054,255
Judicial deposits	12	1,231,144	1,133,639
Pension plan assets	23	4,257	1,744
Held-for-sale assets	26	8,448,512	33,926,592
Other assets		1,637,528	1,183,658

Total current assets		38,040,861	49,286,795
Non-current assets
Long-term investments	8	118,816	111,285
Derivative financial instruments	18	3,680,931	2,880,923
Deferred taxes	10	8,530,022	7,625,772
Other taxes	11	696,882	741,911
Judicial deposits	12	12,757,554	12,260,028
Pension plan assets	23	38,611	45,752
Prepaid expenses		87,828	104,398
Other assets		228,760	222,843
Investments	13	142,964	148,411
Property, plant and equipment, net	14	25,522,099	25,670,026
Intangible assets, net	15	3,464,830	3,690,978

Total non-current assets		55,269,297	53,502,327

Total assets		93,310,158	102,789,122

Current liabilities
Payroll, related taxes and benefits		520,153	744,439
Trade payables	16	4,035,580	4,336,566
Loans and financing	17	6,955,931	4,463,728
Derivative financial instruments	18	1,037,410	523,951
Current income taxes payable	10	259,114	477,282
Taxes other than income tax	11	1,434,876	1,667,599
Dividends and interest on capital		113,026	185,138
Licenses and concessions payable	19	821,976	675,965
Tax financing program	20	96,211	94,041
Provision for pension plan	23	22,956	129,662
Liabilities associated to held-for-sale assets	26	1,043,416	27,178,221
Provisions	21	1,084,149	1,058,521
Other payables		836,118	1,021,719

Total current liabilities		18,260,916	42,556,832
Non-Current liabilities
Loans and financing	17	47,251,307	31,385,667
Derivative financial instruments	18	107,024	142,971
Taxes other than income tax	11	902,160	874,727
Licenses and concessions payable	19	8,716	685,975
Tax financing program	20	874,890	896,189
Provision for pension plan	23	332,835	346,873
Provisions	21	4,024,938	4,073,247
Other payables		3,081,600	2,515,152

Total non-current liabilities		56,583,470	40,920,801

The accompanying notes are an integral part of these condensed consolidated financial statements. 1

Oi S.A. and Subsidiaries	EXHIBIT 1

Consolidated Balance Sheets as at June 30, 2015 and December 31, 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Equity attributable to controlling shareholders	22
Share capital		21,438,374	21,438,220
Capital reserves		379,731	1,610,071
Income reserves			1,933,354
Other comprehensive income		(298,861)	(3,155,169)
Accumulated losses		(4,513,117)	(4,024,184)

		17,006,127	17,802,292
Equity attributable to noncontrolling shareholders		1,459,645	1,509,197

Total equity		18,465,772	19,311,489

Total equity and liabilities		93,310,158	102,789,122

The accompanying notes are an integral part of these condensed consolidated financial statements. 2

Oi S.A. and Subsidiaries

Consolidated Statements of Operations for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Note		06/30/2015	06/30/2014

Net operating revenue	4 and 5		13,823,721	13,956,091

Cost of sales and services	5		(7,502,780)	(7,441,532)

Gross profit			6,320,941	6,514,559

Operating income (expenses)
Share of profits of subsidiaries	5 and 13		514	(2,727)
Selling expenses	5		(2,371,149)	(2,850,571)
General and administrative expenses	5		(1,946,430)	(1,815,696)
Other operating income	5		547,170	1,962,983
Other operating expenses	5		(1,131,665)	(1,242,980)

			(4,901,560)	(3,948,991)

Profit before financial income (expenses) and taxes			1,419,381	2,565,568

Financial income	5 and 6		877,304	653,114
Financial expenses	5 and 6		(3,355,991)	(2,884,585)

Financial income (expenses)	5 and 6		(2,478,687)	(2,231,471)

Income before taxes			(1,059,306)	334,097

Income tax and social contribution
Current	7		(397,604)	(399,731)
Deferred	7		600,847	108,536

Profit from continuing operations			(856,063)	42,902

Discontinued operations
Loss for the year from discontinued operations, net (net of taxes)	28		1,080,061	(32,875)

Profit (loss) for the year			223,998	10,027

Profit (loss) attributable to owners of the Company			218,500	6,654
Profit (loss) attributable to non-controlling interests			5,498	3,373

Basic and diluted earnings per share	23	(i)
Common shares – basic and diluted (R$)			0,28	0,02
Preferred shares – basic and diluted (R$)			0,28	0,02

Basic and diluted earnings (loss) per share - continuing operations:
Common shares – basic and diluted (R$)			(1,12)	0,10
Preferred shares – basic and diluted (R$)			(1,12)	0,10

The accompanying notes are an integral part of these condensed consolidated financial statements. 3

Oi S.A. and Subsidiaries

Consolidated Comprehensive Income (Loss) for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

	06/30/2015	06/30/2014

Continuing operations

Profit (loss) for the year	223,998	10,027

Hedge accounting gains (losses)	(11,765)	128,800
Actuarial gains (losses)	6,913	(36,316)
Exchange gains on investment abroad	(78,478)

Comprehensive income (loss) – continuing operations	140,668	102,511

Discontinued operations

Comprehensive income of discontinued operations	45,018	(489,036)

Total comprehensive income (loss) for the year	185,686	(386,525)

Comprehensive income attributable to owners of the Company	180,188	(375,220)
Comprehensive income attributable to non-controlling interests	5,498	(11,305)

Statement of comprehensive income (loss) items are carried net of taxes

The accompanying notes are an integral part of these condensed consolidated financial statements. 4

Oi S.A. and Subsidiaries

Consolidated Statements of Changes in Equity for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Paid-in capital	Capital reserves, stock options granted and treasury shares	Profit reserves	Retained earnings or accumulated losses	Other comprehensive income	Equity	Non-controlling interests	Consolidated equity
Balance at December 31, 2014	21,438,220	1,610,071	1,933,354	(4,024,184)	(3,155,169)	17,802,292	1,509,197	19,311,489
Capital increases	154	1,933,200	(1,933,354)
Share issue costs
Exchange of treasury shares		(3,163,540)			3,163,540
Dividends
Capital increase with reinvestment tax incentives
Acquisition of interests - PT Portugal
Profit for the period				218,500		218,500	5,498	223,998
Hedge accounting losses					(19,968)	(19,968)		(19,968)
Subsidiaries’ hedge accounting gain					8,203	8,203		8,203
Actuarial gain					6,913	6,913		6,913
Subsidiaries’ actuarial gain transferred to accumulated losses				(707,433)	714,654	7,221		7,221
Exchange gains on investment abroad					451,004	451,004	(55,050)	395,954
Exchange gains on subsidiaries’ investment abroad					365,495	365,495		365,495
Obligations in equity instruments					(268,921)	(268,921)		(268,921)
Other comprehensive income for the period					144,735	144,735		144,735
Comprehensive income transferred to profit for the period					(1,709,347)	(1,709,347)		(1,709,347)
Balance at June 30, 2015	21,438,374	379,731		(4,513,117)	(298,861)	17,006,127	1,459,645	18,465,772

	Paid-in capital	Capital reserves, stock options granted and treasury shares	Profit reserves	Retained earnings or accumulated losses	Other comprehensive income	Equity	Non-controlling interests	Consolidated equity
Balance at December 31, 2013	7,471,209	1,873,099	2,323,992		(144,162)	11,524,138		11,524,138
Capital increases	13,959,900					13,959,900		13,959,900
Share issue costs					(200,245)	(200,245)		(200,245)
Treasury shares acquired		(263,028)				(263,028)		(263,028)
Dividends							(37,010)	(37,010)
Capital increase with reinvestment tax incentives	7,111		(7,111)
Acquisition of interests - PT Portugal							1,468,602	1,468,602
Profit for the period				6,654		6,654	3,373	10,027
Other comprehensive income					(381,874)	(381,874)	(14,678)	(396,552)
Hedge accounting gain					110,432	110,432		110,432
Subsidiaries’ hedge accounting gain					18,368	18,368		18,368
Actuarial gains and (losses)					(36,316)	(36,316)		(36,316)
Subsidiaries’ actuarial gains and (losses)					(278,440)	(278,440)		(278,440)
Exchange losses on investment abroad					(210,623)	(210,623)	(14,678)	(225,301)
Exchange losses on subsidiaries’ investment abroad					14,705	14,705		14,705
Balance at June 30, 2014	21,438,220	1,610,071	2,316,881	6,654	(726,281)	24,645,545	1,420,287	26,065,832

The accompanying notes are an integral part of these condensed consolidated financial statements. 5

Oi S.A. and Subsidiaries

Consolidated Statements of Cash Flows for the periods ended June 30, 2015 and 2015

(In thousands of Brazilian reais - R$, unless otherwise stated)

	06/30/2015	06/30/2014
Cash flows from operating activities - continuing operations
Income before income tax and social contribution	(1,059,306)	334,097
Non-cash items
Charges, interest income, and inflation adjustment	3,780,256	410,082
Depreciation and amortization	2,392,679	2,189,649
Losses on receivables	324,148	380,603
Provisions	524,202	357,291
Provision for pension plans	4,544	4,448
Share of profits of subsidiaries	(514)	2,727
Income from asset sales	2,47	23,543
Concession Agreement Extension Fee - ANATEL	35,338	60,104
Employee and management profit sharing	6,087	160,370
Derivative financial instrument transactions	(1,722,051)	1,356,600
Inflation adjustment to provisions	115,362	203,791
Inflation adjustment to tax refinancing program	52,864	52,337
Expired dividends	(93,257)	(40,411)
Other	(784,589)	(1,468,642)

	3,578,233	4,026,589

Changes in assets and liabilities
Accounts receivable	(1,109,336)	(806,285)
Inventories	32,725	(64,948)
Taxes	(290,334)	(86,482)
Held-for-trading cash investments	(4,575,807)	(2,276,385)
Redemption of held-for-trading cash investments	1,702,865	2,542,292
Trade payables	(426,672)	(614,740)
Payroll, related taxes and benefits	(230,373)	(246,806)
Provisions	(491,609)	(322,663)
Provisions for pension funds	(139,324)	(131,156)
Changes in assets and liabilities held for sale	(808,167)
Dividends and interest on capital	48,076
Non-controlling interests	(49,552)
Other assets and liabilities	845,478	816,411

	(5,492,030)	(1,190,762)

Financial charges paid	(2,183,166)	(1,553,487)
Income tax and social contribution paid - Company	(126,228)	(187,949)
Income tax and social contribution paid - third parties	(97,520)	(160,968)

	(2,406,914)	(1,902,404)

Cash flows from operating activities - continuing operations	(4,320,711)	933,423

Cash flows from operating activities - discontinued operations	485,342	545,782

Net cash generated by operating activities	(3,835,369)	1,479,205

The accompanying notes are an integral part of these condensed consolidated financial statements. 6

Oi S.A. and Subsidiaries

Consolidated Statements of Cash Flows for the periods ended June 30, 2015 and 2015

(In thousands of Brazilian reais - R$, unless otherwise stated)

(continued)

	06/30/2015	06/30/2014

Cash flows from investing activities - continuing operations
Purchase of tangibles and intangibles	(1,880,384)	(2,638,395)
Proceeds from the sale of investments, tangibles and intangibles	29,251	3,281,879
Cash received for the sale of PT Portugal	17,218,275
Judicial deposits	(1,010,161)	(691,325)
Redemption of judicial deposits	483,512	218,619
Changes in cash and cash equivalents for the period	201,591
Acquisition of investment in PT Portugal on May 5, 2014		1,087,904
Cash and cash equivalents transferred to held-for-sale assets		(684,128)
Increase/(decrease) in permanent investments	(144)	(1,329)

Cash flows from investing activities - continuing operations	15,041,940	573,225

Cash flows from investing activities - discontinued operations	(194,739)	(97,125)

Net cash used in investing activities	14,847,201	476,100

Cash flows from financing activities - continuing operations
Borrowings net of costs	4,711,333	1,373,336
Repayment of principal of borrowings, financing, and derivatives	(5,279,028)	(4,161,106)
Proceeds from (payments to) derivative financial instruments transactions	1,358,514
Licenses and concessions	(347,215)	(203,449)
Tax refinancing program	(46,000)	(92,912)
Capital increase		8,230,606
Payment of dividends and interest on capital	(26,931)	(1,875)

Cash flows from financing activities - continuing operations	370,673	5,144,600

Cash flows from financing activities - discontinued operations	(492,194)	(4,701,856)

Net cash used in / originated from financing activities	(121,521)	442,744

Foreign exchange differences on cash equivalents	156,071	24,132

Cash flows for the year	11,046,382	2,422,181

Cash and cash equivalents

Closing balance	13,495,588	4,847,011
Opening balance	2,449,206	2,424,830

Changes in the year	11,046,382	2,422,181

7

Oi S.A. and Subsidiaries

Consolidated Statements of Cash Flows for the periods ended June 30, 2015 and 2015

(In thousands of Brazilian reais - R$, unless otherwise stated)

Additional disclosures relating to the statement of cash flows

Non-cash transactions

	06/30/2015	06/30/2014
Acquisition of property, plant and equipment and intangible assets (incurring liabilities)	140,690	175,046
Offset of judicial deposits against provisions	170,637	181,226

8

Oi S.A. and Subsidiaries

Consolidated Statements of Value Added for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

	06/30/2015	06/30/2014

Revenue
Sales of goods and services	22,250,023	22,502,987
Voluntary discounts and returns	(4,265,833)	(4,005,519)
Allowance for doubtful accounts	(351,564)	(380,603)
Other income	522,194	1,690,626

	18,154,820	19,807,491

Inputs purchased from third parties
Interconnection costs	(956,473)	(1,429,287)
Supplies and power	(644,550)	(485,067)
Cost of sales	(223,525)	(320,292)
Third-party services	(4,367,145)	(4,395,555)
Other	(419,873)	(544,033)

	(6,611,566)	(7,174,234)

Gross value added	11,543,254	12,633,257

Retentions
Depreciation and amortization	(2,490,872)	(2,189,649)
Provisions (includes inflation adjustment)	(607,403)	(561,082)
Loss for the year of discontinued operations	1,080,061	(32,875)
Other expenses	(124,044)	(140,804)
	(2,142,258)	(2,924,410)

Wealth created by the Company	9,400,996	9,708,847

Value added received as transfer
Share of profits of subsidiaries	514	(2,727)
Financial income	877,304	653,114

	877,818	650,387

Wealth for distribution	10,278,814	10,359,234

Wealth distributed

Personnel
Salaries and wages	(821,487)	(929,795)
Benefits	(219,250)	(207,601)
Severance Pay Fund (FGTS)	(84,555)	(65,739)
Other	(30,885)	(39,669)

	(1,156,177)	(1,242,804)

Taxes and fees
Federal	(570,814)	(1,152,997)
State	(3,281,611)	(3,633,478)
Municipal	(77,492)	(70,566)

	(3,929,917)	(4,857,041)

The accompanying notes are an integral part of these condensed consolidated financial statements. 9

Oi S.A. and Subsidiaries

Consolidated Statements of Value Added for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

(continued)

	06/30/2015	06/30/2014

Lenders and lessors
Interest and other financial charges	(3,259,544)	(2,673,264)
Rents, leases and insurance	(1,709,178)	(1,576,098)

	(4,968,722)	(4,249,362)

Shareholders
Non-controlling interests	(5,498)	(3,373)
Retained earnings (accumulated losses)	(218,500)	(6,654)

	(223,998)	(10,027)

Wealth distributed	(10,278,814)	(10,359,234)

The accompanying notes are an integral part of these condensed consolidated financial statements. 10

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

1.	GENERAL INFORMATION

Oi S.A. (“Company” or “Oi”), a subsidiary of Telemar Participações S.A. (“TmarPart”), is a Switched Fixed-line Telephony Services (“STFC”) concessionaire, operating since July 1998 in Region II of the General Concession Plan (“PGO”), which covers the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, and the Federal District, in the provision of STFC as a local and intraregional long-distance carrier. Since January 2004, the Company also provides domestic and international long-distance services in all Regions and local services outside Region II started to be provided in January 2005. These services are provided under concessions granted by Agência Nacional de Telecomunicações - ANATEL (National Telecommunications Agency), the regulator of the Brazilian telecommunications industry.

The Company is headquartered in Brazil, in the city of Rio de Janeiro, at Rua do Lavradio, 71 – 2º andar.

The Company also holds: (i) through its wholly-owned subsidiary Telemar Norte Leste S.A. (“TMAR”) a concession to provide fixed telephone services in Region I and nationwide International Long-distance services; and (ii) through its indirect subsidiary Oi Móvel S.A. (“Oi Móvel”) a license to provide mobile telephony services in Region I, II and III.

The local and nationwide STFC long-distance concession agreements entered into by the Company and its subsidiary TMAR with the ANATEL are effective until December 31, 2025. These concession agreements provide for reviews on a five-year basis and in general have a higher degree of intervention in the management of the business than the licenses to provide private services, and also include several consumer protection provisions, as perceived by the regulator.

The Company is registered with the Brazilian Securities and Exchange Commission (“CVM”) and the U.S. Securities and Exchange Commission (“SEC”). Its shares are traded on the São Paulo Mercantile and Stock Exchange (“BM&FBOVESPA”) and its American Depositary Receipts (“ADRs”) are traded on the New York Stock Exchange (“NYSE”).

In April 2014, as part of the business combination and the union of the share bases of the Company and Pharol SGPS S.A. (new name of Portugal Telecom, SGPS, S.A., “Pharol”), a capital increase of the Company was approved, which was partially paid-in through the assignment, by Pharol, of all the shares issued by PT Portugal SGPS, S.A. (“PT Portugal”).

The sale of all the shares of PT Portugal to Altice S.A., involving basically the operations of PT Portugal in Portugal and in Hungary, was completed on June 2, 2015. After this sale, the Company maintained its stakes in the following PT Group subsidiaries:

(i)	100% of the shares of PT Participações SGPS, S.A. (“PT Participações”), holder of the operations in Africa, through Africatel Holdings BV (“Africatel”), and Timor, through Timor Telecom, S.A. (“Timor Telecom”);

(ii)	100% of the shares of Portugal Telecom International Finance B.V. (“PTIF”);

(iii)	100% of the shares of CVTEL B.V. (“CVTEL”); and

(iv)	100% of the shares of Carrigans Finance S.à r.l (“Carrigans”).

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

In Africa, the Company provides fixed and mobile telecommunications services indirectly through Africatel Holding BV (“Africatel”). The Company provides services in Namibia, Mozambique, Cape Verde, and São Tomé, among other countries, especially through its subsidiaries Mobile Telecommunications Limited (“MTC”), LTM – Listas Telefónicas de Moçambique (“LTM”), Cabo Verde Telecom, and CST – Companhia Santomense de Telecomunicações, SARL (“CST”). Additionally, Africatel holds an indirect 25% stake in Unitel S.A. (“Unitel”), which provides telecommunications services in Angola.

In Asia, the Company provides fixed and mobile telecommunications services basically through its subsidiary Timor Telecom.

The Board of Directors authorized the completion of these quarterly financial information at the meeting held on August 12, 2015, after being reviewed at the Board of Directors’ meeting held on August 12, 2015.

Union of the shares bases of Oi and Pharol

On March 31, 2015, due to the difficulties faced to meet the requirements imposed by the SEC for the merger of Company shares with and into TmarPart, in the context of the union transaction of the share bases of Oi, TmarPart, and Pharol, announced on October 2, 2013 and described in the Material Fact Notices issued on February 20, 2014 and September 8, 2014 (“Transaction”), the Company disclosed a set of transactions and steps to anticipate the main purposes of the Transaction with the adoption, by Oi, of the best corporate governance practices required by BM&FBovespa’s Novo Mercado (special listing segment) and the dilution of the voting rights in Oi, but maintaining the final goal of, as soon as possible, implementing a transaction that results in the migration of the shares currently held by Oi’s shareholders and subsequently Pharol’s shareholders to Novo Mercado (“Alternative Structure”).

The Alternative Structure consists of the following stages: (i) streamlining the Company’s capital structure, including the merger of TmarPart by Oi (respectively, “Corporate Streamlining” and “Merger”); (ii) approval of the new Company Bylaws, reflecting the adoption by Oi of the high corporate governance standards; (iii) election of a new Oi Board of Directors, with term of office until the shareholders’ meeting that approves the financial statements for the year ending December 31, 2017; and (iv) the voluntary conversion of Company preferred shares for common shares, using an exchange ratio of 0.9211 Oi common shares per Oi one preferred share, already disclosed of the merger of Oi with and into TmarPart and used to price the Oi shares in the capital increase conducted in April 2014 and paid-in in May of the same year (“Voluntary Exchange”).

On July 30, 2015, ANATEL’s Steering Board granted the Prior Approval request, provided that the Company is compliant with all its tax obligations, to implement the Alternative Structure. Accordingly, on the same date, OI summoned an Extraordinary Shareholders’ Meeting shareholders da Oi (“Shareholders’ Meeting”) to decide on:

(1) the Merger;

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

(2) the approval of Oi’s new bylaws;

(3) the election of a new Oi Board of Directors, with term of office until the shareholders’ meeting that approves the financial statements for the year ending December 31, 2017.

(4) the start of the period for the Voluntary Exchange.

As referred to in the Material Fact Notice disclosed by the Company on July 22, 2015, matters (1), (2), and (3) referred to above must be approved and implemented simultaneously, jointly, and inseparably, and consist of prior steps for the approval and the start of the period for the Voluntary Exchange. In turn, this Voluntary Exchange will is subject to a minimum acceptance percentage by 2/3 of the holders of preferred shares ex-treasury. The acceptance must be expressed within 30 days after the Shareholders’ Meeting, if all matters are approved.

On July 22, 2015, the signatories of all TmarPart shareholders’ agreements executed, under a suspensive condition, the amendments thereto. These amendments became effective on July 31, 2015, date the first call notice of the Shareholders’ Meeting was published, as provided for by the terms of termination.

Company’s capital increase through the payment by Pharol of all PT Portugal shares

As disclosed in the Material Fact Notice issued by the Company on February 20, 2014 and pursuant to the Definitive Agreements executed on February 19, 2014, which described the steps necessary to implement the Transaction, the Company’s Board of Directors decided at the meetings held on April 28 and 30, 2014, to increase capital by R$13,217,865 through a primary public distribution of Company common and preferred shares, with the issue of 2,142,279,524 common shares for public subscription, including 396,589,982 common shares in the form of American Depositary Shares (“ADSs”), and 4,284,559,049 preferred shares, including 828,881,795 preferred shares in the form of ADSs.

On May 5, 2014, Banco BTG Pactual S.A., as Public Offering Stabilizing Underwriter, exercised, under Article 24 of CVM Instruction 400, part of the distribution option for 120,265,046 Oi common shares and 240,530,092 Oi preferred shares (“Overallotment Shares”), amounting to R$742,035. As a result, on said date the Company capital increased to R$21,431,109.

The shares were issued at the price of R$2.17 per common share and R$2.00 per preferred share. The common shares in the form of ADSs (“ADSs ON”, each representing one common share) were issued at the price of US$0.970 per ADS ON, and the preferred shares in the form of ADSs (“ADSs PN”, each representing one preferred share) were issued at the price of US$0.894 per ADS PN.

Finally, the issued shares were paid in (i) by Pharol in assets, through the assignment to the Company of all PT Portugal SGPS, S.A. (“PT Portugal”) shares, which held all the (i.a) operating assets of Pharol, except its direct or indirect interests in the Company and in Contax Participações S.A., and (i.b) liabilities of Pharol at the assignment date, as determined in the Valuation Report prepared by Banco Santander (Brasil) S.A. (“PT Assets”), approved at the Company’s Shareholders’ Meeting held on March 27, 2014; and (ii) in cash, on the subscription date, in local legal tender. Accordingly, the Company’s capital increase totaled the gross amount of R$13.96 billion, including PT’s assets valued at R$5.71 billion.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Corporate reorganization of the Oi Internet Group

On February 2, 2015, as part of the corporate and asset reorganization process of the Oi’s direct or indirect subsidiaries, initiated in 2012, Extraordinary Shareholders’ Meetings were held to decide on the mergers of the BrT Serviços de Internet S.A. (“BrTI”) and Telemar Internet Ltda. (“Telemar Internet”) with and into Oi Internet, and the liquidation of the merged companies.

The combination of BrTI and Telemar Internet operations with Oi Internet, through the consolidation of the activities carried out by these companies will generate considerable administrative and economic benefits, through cost cuts and the generation of synergy gains.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies detailed below have been consistently applied in all fiscal years presented in these interim financial information, and have been consistently applied both by the Company and its subsidiaries.

(a)	Reporting basis

The Company’s quarterly information have been prepared for the period ended June 30, 2015, in accordance with CPC 21 (R1) issued by the Accounting Pronouncements Committee (CPC), which addresses interim financial reporting.

CPC 21 (R1) requires that management use certain accounting estimates. The quarterly information has been prepared based on the historical cost, except for certain financial assets and financial liabilities measured at their fair values.

This quarterly information does not include all the information and disclosures required in annual financial statements and should be read in conjunction with the annual financial statements for the year ended December 31, 2014, which have been prepared in accordance with the accounting practices adopted in Brazil. There were no changes in the accounting policies adopted in the period ended June 30, 2015 as compared to those applicable in the year ended December 31, 2014.

With the sale of PT Portugal shares to Altice, the results of PT Portugal’s operations, previously consolidated and disclosed in each line item of the income statement for the period ended June 30, 2014, were reclassified to a single line of discontinued operations, as required by CPC 31.

Additionally, the remaining assets and liabilities of the companies acquired in the sale process of PT Portugal to Altice (Note 1) started to be fully consolidated by the Company in each line item of the balance sheet, except for the assets and liabilities of operations in Africa, which have been consolidated and are stated in a single line item of balance sheet as assets held for sale.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Functional and presentation currency

The Company and its subsidiaries operate mainly as telecommunications industry operators in Brazil, Africa, and Asia, and engage in activities typical of this industry. The items included in the financial statements of each group company are measured using the currency of the main economic environment where it operates (“functional currency”). The individual and consolidated financial statements are presented in Brazilian reais (R$), which is the Company’s functional and presentation currency.

To define its functional currency, management considered the currency that influences:

•	the sales prices of its goods and services;

•	the costs of services and sales;

•	the cash flows arising from receipts from customers and payments to suppliers;

•	interest, investments and financing.

Transactions and balances

Foreign currency-denominated transactions are translated into the functional currency using the exchange rates prevailing on the transaction dates. Foreign exchange gains and losses arising on the settlement of the transaction and the translation at the exchange rates prevailing at period-end, related foreign currency-denominated monetary assets and liabilities are recognized in the income statement, except when qualified as hedge accounting and, therefore, deferred in equity as cash flow hedges and met investment hedges.

Group companies with a different functional currency

The profit or loss and the financial position of all Group entities, none of which uses a currency from a hyperinflationary economy, whose functional currency is different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities are translating at the rate prevailing at the end of the reporting period;

•	revenue and expenses disclosed in the income statement are translated using the average exchange rate;

•	all resulting foreign exchange differences are recognized as a separate component of equity, in line item ‘Carrying value adjustments’;

•	the exchanges differences arising on translating the net investment in foreign operations and loans and other foreign currency instruments designated as hedges of these investments are

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

recognized in equity. when a foreign transaction is partially disposed of or sold, the foreign exchange differences previously recognized in equity are recognized in the income statement as part of the gain or loss from the sale; and

•	goodwill and fair value adjustments, arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.

Consolidation of the interim financial information

As a result of the corporate events that occurred in Cabo Verde Telecom in 2015, the Company ceased to exercise all its rights provided for by the shareholders’ agreements, notably the right to elect the majority of the members of the Board of Directors. For accounting purposes, the Company believes that the criteria for the existence of control in Cabo Verde Telecom no longer exist and this investment is now recognized in the consolidated financial statements under the equity method of accounting instead of full consolidation.

(b)	Estimates and critical accounting judgments

In preparing the quarterly information, the Company’s management uses estimates and assumptions based on historical experience and other factors, including expected future events, which are considered reasonable and relevant. The use of estimates and assumptions frequently requires judgments related to matters that are uncertain with respect to the outcomes of transactions and the amount of assets and liabilities. Actual results of operations and the financial position may differ from these estimates. The estimates that represent a significant risk of causing material adjustments to the carrying amounts of assets and liabilities were disclosed in the Company’s financial annual statements referred to above. In the period ended June 30, 2015, there was no material change in the accounting estimates adopted by the Company and its subsidiaries.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

3.	FINANCIAL INSTRUMENTS AND RISK ANALYSIS

3.1.	Overview

The table below summarizes our financial assets and financial liabilities carried at fair value at June 30, 2015 and December 31, 2014.

	Accounting measurement	06/30/2015
		Carrying amount	Fair value
Assets
Cash and banks	Fair value	1,070,274	1,070,274
Cash equivalents	Fair value	12,425,314	12,425,314
Cash investments	Fair value	3,140,794	3,140,794
Derivative financial instruments	Fair value	4,071,507	4,071,507
Accounts receivable (i)	Amortized cost	7,831,073	7,831,073
Held-for-sale assets
Unitel’s financial asset available for sale	Fair value	4,637,574	4,637,574
Dividends receivables from Unitel and other financial assets	Amortized cost	1,849,300	1,849,300

Liabilities
Trade payables (i)	Amortized cost	4,035,580	4,035,580
Borrowings and financing
Borrowings and financing (ii)	Amortized cost	49,529,954	48,641,380
Debentures	Amortized cost	4,677,284	5,221,330
Derivative financial instruments	Fair value	1,144,434	1,144,434
Dividends and interest on capital	Amortized cost	113,026	113,026
Licenses and concessions payable (iii)	Amortized cost	830,692	830,692
Tax refinancing program (iii)	Amortized cost	971,101	971,101
Other payables (payable for the acquisition of equity interest) (iii)	Amortized cost	387,815	387,815

	Accounting measurement	12/31/2014
		Carrying amount	Fair value
Assets
Cash and banks	Fair value	532,285	532,285
Cash equivalents	Fair value	1,916,921	1,916,921
Cash investments	Fair value	282,700	282,700
Derivative financial instruments	Fair value	3,221,481	3,221,481
Accounts receivable (i)	Amortized cost	7,455,687	7,455,687
Held-for-sale assets	Fair value	33,926,592	33,926,592

Liabilities
Trade payables (i)	Amortized cost	4,331,286	4,331,286
Borrowings and financing
Borrowings and financing (ii)	Amortized cost	28,072,519	27,534,247
Debentures	Amortized cost	7,776,876	7,513,867
Derivative financial instruments	Fair value	666,922	666,922
Dividends and interest on capital	Amortized cost	185,138	185,138
Licenses and concessions payable (iii)	Amortized cost	1,361,940	1,361,940
Tax refinancing program (iii)	Amortized cost	990,230	990,230
Other payables (payable for the acquisition of equity interest) (iii)	Amortized cost	408,978	408,978

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

(i)	The balances of accounts receivables and trade payables have near terms and, therefore, they are not adjusted to fair value.
(ii)	A significant portion of this balance consists of borrowings and financing granted by the BNDES, export credit agencies, and other related parties, which correspond to exclusive markets and, therefore, their fair values is similar to their carrying amounts.
(iii)	There is no active market for licenses and concessions payable, the tax refinancing program, and other payables (payable for the acquisition of equity interest); therefore, they are not adjusted to fair value.

3.2.	Fair value of financial instruments

The Company and its subsidiaries have measured their financial assets and financial liabilities at their market or actual realizable values (fair value) using available market inputs and valuation techniques appropriate for each situation. The interpretation of market inputs for the selection of such techniques requires considerable judgment and the preparation of estimates to obtain an amount considered appropriate for each situation. Accordingly, the estimates presented may not necessarily be indicative of the amounts that could be obtained in an active market. The use of different assumptions for the calculation of the fair value may have a material impact on the amounts obtained.

(a)	Derivative financial instruments

The method used for calculation of the fair value of derivative instruments was the future cash flows associated to each instrument contracted, discounted at market rates prevailing at June 30, 2015.

(b)	Non-derivative financial instruments measured at fair value

The fair value of securities traded in active markets is equivalent to the amount of the last closing quotation available at the end of the reporting period, multiplied by the number of outstanding securities.

For the remaining contracts, the Company carries out an analysis comparing the current contractual terms and conditions with the terms and conditions effective for the contract when they were originated. When terms and conditions are dissimilar, fair value is calculated by discounting future cash flows at the market rates prevailing at the end of the period, and when similar, fair value is similar to the carrying amount on the reporting date.

(c)	Fair value measurement hierarchy

CPC 46 defines fair value as the price for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties, in an arm’s length transaction on measurement date. The standard clarifies that the fair value must be based on the assumptions that market participants

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

would consider in pricing an asset or a liability, and establishes a hierarchy that prioritizes the information used to build such assumptions. The fair value measurement hierarchy attaches more importance to available market inputs (i.e., observable data) and a less weight to inputs based on data without transparency (i.e., unobservable data). Additionally, the standard requires that an entity consider all nonperformance risk aspects, including the entity’s credit, when measuring the fair value of a liability.

CPC 40 establishes a three-level hierarchy to measure and disclose fair value. The classification of an instrument in the fair value measurement hierarchy is based on the lowest level of input significant for its measurement. We present below a description of the three-level hierarchy:

Level 1—inputs consist of prices quoted (unadjusted) in active markets for identical assets or liabilities to which the entity has access on measurement date;

Level 2—inputs are different from prices quoted in active markets used in Level 1 and consist of directly or indirectly observable inputs for the asset or liability. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active; or inputs that are observable for the asset or liability or that can support the observed market inputs by correlation or otherwise for substantially the entire asset or liability.

Level 3—inputs used to measure an asset or liability are not based on observable market variables. These inputs represent management’s best estimates and are generally measured using pricing models, discounted cash flows, or similar methodologies that require significant judgment or estimate.

There were no transfers between levels between June 30, 2015 and December 31, 2014.

	Fair value measurement hierarchy	Fair value	Fair value
		06/30/2015	12/31/2014
Assets
Cash and banks	Level 1	1,070,274	532,285
Cash equivalents	Level 2	12,425,314	1,916,921
Cash investments	Level 2	3,140,794	282,700
Derivative financial instruments	Level 2	4,071,507	3,221,481
Held-for-sale assets (i)	Level 3	4,637,574	4,284,416
Liabilities
Derivative financial instruments	Level 2	1,144,434	666,922

(i)	Refers to the recognized fair value related to Unitel, transferred to held-for-sale assets, as referred to in Note 26. The fair value of this investment at the date of acquisition was estimated based on the valuation made by Banco Santander (Brasil), which used a series of estimates and assumptions, including the cash flows projections for a four-year period, the choice of a growth rate to extrapolate the cash flows projections, and definition of appropriate discount rates. In order to value this investment, the Company periodically monitors and adjusts the main assumptions and relevant estimates, as well as the events reported in Note 3.4.5 (‘Risks related to our interest in Unitel’), and considers that as at June 30, 2015 the fair value of Unitel represents the best estimate for the realization of this investment.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

3.3.	Measurement of financial assets and financial liabilities at amortized cost

We concluded that the discount to present value of financial assets and financial liabilities under the amortized cost method does not apply, based on the valuation made for this purpose, for the following main reasons:

•	Accounts receivables: near-term maturity of bills.

•	Trade payables, dividends and interests on capital: all obligations are due to be settled in the short term.

•	Borrowings and financing and due from and to related parties: all transactions are adjusted for inflation based on contractual indices.

•	Licenses and concessions payable, tax refinancing program and other payables (payable for the acquisition of equity interests): all payables are adjusted for inflation based on the contractual indices.

3.4.	Financial risk management

The Company’s and its subsidiaries’ activities expose them to several financial risks, such as: market risk (including currency fluctuation risk, interest rate risk on fair value, interest rate risk on cash flows, and price risk), credit risk, and liquidity risk. The Company and its subsidiaries use derivative financial instruments to protect them against certain exposures to these risks.

Risk management is carried out by the Company’s treasury officer, in accordance with the policies approved by management.

The Hedging and Cash Investments Policies, approved by the Board of Directors, document the management of exposures to market risk factors generated by the financial transactions of the Oi Group companies.

Under the Hedging Policy, market risks are identified based on the features of financial transactions contracted and to be contracted during the year. Several scenarios are then simulated for each of the risk factors using statistical models, used as basis to measure the impacts the on Group’s financial income (expenses). Based on this analysis, the Executive Committee annually agrees with the Board of Directors the Risk Guideline to be followed in each financial year. The Risk Guideline is equivalent to the worst expected impact of financial income (expenses) on the Group’s net income, with 95% of level of confidence. To ensure a proper risk management, according to the Risk Guideline, the treasury can contract hedging instruments, including derivative transactions such as swaps and currency forwards. The Company and its subsidiaries do not use derivative financial instruments for other purposes.

With the approval of the Policies, a Financial Risk Management Committee that meets monthly was created, currently consisting of the CEO, the CFO, the Executive Planning Officer, the Development and New Business Management Officer, the Tax Officer, the General Controller, and the Treasury Officer, and the Internal Audit Officer as observer.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

According to their nature, financial instruments may involve known or unknown risks, and it is important to assess to the best judgment the potential of these risks.

3.4.1.	Market risk

(a)	Foreign exchange risk

Financial assets

Foreign currency-denominated cash equivalents and cash investments are basically maintained in securities issued by financial institutions abroad similar to Bank Certificates of Deposit (CDBs) traded in Brazil (time deposits), and euro-denominated time deposits and United States dollars (“dollar” or “dollars”).

The risk associated to these assets arises from the possible exchange rate fluctuations that may reduce the balance of these assets when translated into Brazilian reais. The Company’s and its subsidiaries’ assets subject to this risk represent approximately 89.30% (11.41% at December 31, 2014) of our total cash and cash equivalents and cash investments.

Net investment in foreign subsidiaries

The risks related to the Company’s investments in foreign currency arise mainly from the investments in the subsidiaries in Africa. The Company does not have any contracted instrument to hedge against the risk associated to the net investments in foreign companies.

Foreign exchange risk sensitivity analysis

Management estimated the impact of a potential depreciation of the euro and the US dollar by 25% and 50%, using as benchmark for the possible and remote scenarios, respectively, as follows:

	Rate
Description	06/30/2015	Depreciation
Probable scenario
US dollar	3.1026	0%
Euro	3.4603	0%
Possible scenario
US dollar	2.32695	25%
Euro	2.59523	25%
Remote scenario
US dollar	1.55130	50%
Euro	1.73015	50%

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

06/30/2015
Description	Individual risk	Probable scenario	Possible scenario	Remote scenario
US dollar cash	Dollar depreciation	171,919	128,939	85,959
Euro cash	Euro depreciation	14,684,628	11,013,492	7,342,314

Total pegged to exchange rates		14,856,547	11,142,431	7,428,273

Financial liabilities

The Company and its subsidiaries have foreign currency-denominated or foreign currency-indexed borrowings and financing. The risk associated with these liabilities is related to the possibility of fluctuations in foreign exchange rates that could increase the balance of such liabilities. The Company’s and subsidiaries’ borrowings and financing exposed to this risk represent approximately 68.7% (41.7% at December 31, 2014) of total liabilities from borrowings and financing, less the currency hedging transactions contracted. In order to minimize this type of risk, we enter into foreign exchange hedges with financial institutions. Out of the consolidated foreign currency-denominated debt, 100.0% (100.0% at December 31, 2014) is protected by exchange swaps, currency forwards, and cash investments in foreign currency. Additionally, with the completion of the sale of PT Portugal, SGPS S.A. on June 2, 2015, most of the proceeds received by the Company are denominated in euros, which operates as a natural hedge for the debt kept in Oi’s post-sale consolidated framework. The unrealized gains or losses on hedging transactions are measured at fair value, as described in 3.2 (a) above.

These financial assets and liabilities are presented in the balance sheet as follows:

	06/30/2015		12/31/2014
	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Cash and banks	592,865	592,865	26,759	26,759
Cash equivalents	11,314,255	11,314,255	198,047	198,047
Cash investments	2,949,427	2,949,427	86,807	86,807
Derivative financial instruments	3,875,000	3,875,000	3,025,464	3,025,464
Financial liabilities
Borrowings and financing	37,146,391	37,146,391	14,781,242	14,781,242
Derivative financial instruments	919,392	919,392	425,784	425,784

Derivative financial instruments are summarized as follows:

	Derivatives designated for hedge accounting
	Maturity (years)	Fair value
		Amounts (payable)/receivable
		06/30/2015	12/31/2014
US$/R$ cross currency swaps	8.7	2,643,667	1,816,206
US$/fixed rate cross currency swaps	5.3	406,807	649,293
EUR/R$ cross currency swaps	2.4	(19,766)
EUR/R$ non-deliverable forwards (NDFs)	< 1 year		23,524

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Derivatives not designated for hedge accounting
	Maturity (years)	Fair value
		Amounts (payable)/receivable
		06/30/2015	12/31/2014
US$/R$ cross currency swaps	0.6	33,124	24,122
R$/US$ cross currency swaps	0.6	(33,799)	(31,290)
US$/R$ non-deliverable forwards (NDFs)	< 1 year	(40,383)	107,718
EUR/R$ non-deliverable forwards (NDFs)	< 1 year	(48,711)	10,107
Options (USD/R$ put option)	3.8 - 5.3	14,669

The main foreign currency hedge transactions contracted with financial institutions to minimize the foreign exchange risk are as follows:

Cross currency swap contracts (plain vanilla)

US$/R$: Refer to foreign exchange swaps to protect its US dollar-denominated debt payments. Under these contracts, the asset position is in US dollars plus a fixed interest rate or in US LIBOR plus a fixed interest rate, and the liability position a percentage of interbank deposit rate (CDI) or a fixed rate in real. The main risk of loss in the asset position of these instruments is the US dollar exchange rate fluctuation; however, such losses would be fully offset by the US dollar-denominated debt’s maturities.

R$/US$: Refer to foreign exchange swaps to reverse swap contracts. Under these contracts, the asset position is in US dollar plus a fixed rate and the liability position is a percentage of CDI. The main risk of loss in the liability position of these instruments is the US dollar exchange rate fluctuation; however, such possible losses would be fully offset by the maturities of the reversed US dollar-denominated swaps.

Non-deliverable forwards (NDFs)

US$/R$: Refer to future US dollar sales transactions using NDFs to protect against a depreciation of the Brazilian real in relation to the US dollar. The main strategy for these contracts is to set the foreign exchange rate for the contract period at a fixed amount, thus mitigating the risk of adverse fluctuations on US dollar-denominated debt. In order to extend the hedging period, we can roll over these instruments by selling US dollars for the period equivalent to the short-term NDF in the portfolio and simultaneously purchase US dollars for longer positions.

Euro/R$: Refer to future Euro dollar sales transactions using NDFs to protect against a depreciation of the Brazilian real in relation to the US dollar. The main strategy for these contracts is to set the foreign exchange rate for the contract period at a fixed amount, thus mitigating the risk of adverse fluctuations on euro-denominated debt. In order to extend the hedging period, we can roll over these instruments by selling euro for the period equivalent to the short-term NDF in the portfolio and simultaneously purchase euro for longer positions.

Options (put options)

Refers to the acquisitions of dollar put options related to debt’s principal to hedge against an appreciation of the real against the dollar. The main strategy of these options is to set a lower foreign exchange rate for a set of swaps during the contract period, thus mitigating unfavorable changes in the long position of these derivatives.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

As at June 30, 2015 and 2014, the amounts shown below were recorded as gain or loss on derivative financial instruments (see note 6):

	06/30/2015	06/30/2014
Gain (loss) on currency swaps	1,496,928	(731,802)
Currency forwards	264,304	(647,608)
Options	(8,467)

Total	1,752,765	(1,379,410)

The movements below, related to currency hedges designated for hedge accounting treatment, were recognized in other comprehensive income:

Table of movements in hedge accounting effects in other comprehensive income

Balance at Dec 31, 2014	165,085
Gain on designated hedges	(35,333)
Transfer on ineffective portion to profit or loss	(4,825)
Amortization of hedges to profit or loss at the effective rate	4,624
Deferred taxes on hedge accounting	12,082
Share of subsidiary’s hedge accounting
Balance at Jun 30, 2015	141,633

(a.1) Foreign exchange risk sensitivity analysis

As at June 30, 2015, management estimated the depreciation scenarios of the Brazilian real in relation to other currencies, at the end of the reporting period. The rates used for the probable scenario were the rates prevailing at the end of June 2015. The probable rates were then depreciated by 25% and 50% and used as benchmark for the possible and remote scenarios, respectively.

	Rate
Description	06/30/2015	Depreciation
Probable scenario
US dollar	3.1026	0%
Euro	3.4603	0%
Possible scenario
US dollar	3.87825	25%
Euro	4.32538	25%
Remote scenario
US dollar	4.65390	50%
Euro	5.19045	50%

As at June 30, 2015, management estimated the outflow for the payment of interest and principal of its debt pegged to exchange rates based on the interest rates prevailing at the end of this reporting period and the exchange rates above.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

The impacts of foreign exchange exposure, in the sensitivity scenarios estimated by the Company, are shown in the table below:

06/30/2015
Description	Individual risk	Probable scenario	Possible scenario	Remote scenario

US dollar debt	Dollar appreciation	17,070,064	21,337,580	25,605,096
Derivatives (net position - US$)	Dollar depreciation	(17,610,576)	(22,013,220)	(26,415,864)
US dollar cash	Dollar depreciation	(171,919)	(214,899)	(257,879)
Euro debt	Euro appreciation	20,531,578	25,664,473	30,797,367
Derivatives (net position - euro)	Euro depreciation	(5,560,482)	(6,950,603)	(8,340,723)
Euro cash	Euro depreciation	(14,684,628)	(18,355,785)	(22,026,942)

Total pegged to exchange rates		(425,963)	(532,454)	(638,945)

(b)	Interest rate risk

Financial assets

Cash equivalents and cash investments in local currency are substantially maintained in financial investment funds exclusively managed for the Company and its subsidiaries, and investments in private securities issued by prime financial institutions.

The interest rate risk linked to these assets arises from the possibility of decreases in these rates and consequent decrease in the return on these assets.

Financial liabilities

The Company and its subsidiaries have borrowings and financing subject to floating interest rates, based on the Long-term Interest Rate (TJLP) or the CDI, in the case of real-denominated debt, and on the LIBOR, in the case of dollar-denominated debt, and EURIBOR in the case of euro-denominated debt.

As at June 30, 2015, approximately 38.2% (60.3% at December 31, 2014) of the incurred debt, less adjustment for derivative transactions, was subject to floating interest rates. After the derivative transactions, approximately 57.9% (79.4% at December 31, 2014) of the consolidated debt was subject to floating interest rates. The most material exposure of Company’s and its subsidiaries’ debt after the hedging transactions is to CDI. Therefore, a continued increase in this interest rate would have an adverse impact on future interest payments and hedging adjustments.

We continuously monitor these market rates to assess the possible contracting of instruments to hedge against the risk of fluctuation of these rates.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

These assets and liabilities are presented in the balance sheet as follows:

	06/30/2015		12/31/2014
	Carrying amount	Market value	Carrying amount	Market value
Financial assets
Cash equivalents	1,111,059	1,111,059	1,718,874	1,718,874
Cash investments	191,367	191,367	195,893	195,893
Derivative financial instruments	196,507	196,507	196,017	196,017
Financial liabilities
Borrowings and financing	18,713,862	18,713,862	17,722,928	17,722,928
Derivative financial instruments	225,042	225,042	241,138	241,138

The amounts of contracted derivatives to hedge against floating interest rates on outstanding debt are summarized below:

	Derivatives designated for hedge accounting
	Maturity (years)	Fair value
		Amounts (payable)/receivable
		06/30/2015	12/31/2014
Fixed rate/DI rate swaps	5.3	(23,707)	(37,627)
US$ LIBOR/US$ fixed rate swaps	< 1 year	(535)	(1,413)

	Derivatives not designated for hedge accounting
	Maturity (years)	Fair value
		Amounts (payable)/receivable
		06/30/2015	12/31/2014
US$ LIBOR/US$ fixed rate swaps	0.6 - 6.6	(191,937)	(200,771)
US$ fixed rate/US$ LIBOR swaps	6.6	187,644	194,690

The main hedging transactions contracted with financial institutions to minimize the interest rate risk are as follows:

Interest rate swaps

US$ LIBOR/US$ fixed rate: Refer to interest rate swaps to protect debt payments pegged to US dollar floating rates from exchange fluctuation. Under these contracts, the asset position in US dollar LIBOR and the liability position is a fixed rate. The risk of loss in the asset position of these instruments is, therefore, the fluctuation of the US dollar LIBOR; however, such possible losses would be fully offset by maturities of US dollar-denominated debt pegged to LIBOR.

US$ fixed rate/US$ LIBOR: Refers to the interest rate swap transaction that changes US dollar-denominated debt payments from fixed rate to floating rate. Under this contract, the asset position is a US dollar fixed rate and a LIBOR liability position to reduce the cost of the backing debt, as part of the Company’s onerous liability management strategy.

R$ fixed rate/CDI: Refer to interest rate swaps to convert a foreign exchange swap liability position at a fixed rate into R$ to a liability subject to a DI percentage. This transaction is intended to swap the exchange peg of a certain dollar-denominated debt to a floating DI position, cancelling the debt’s current fixed rate position.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

As at June 30, 2015 and 2014, the amounts shown below were recorded as gain or loss on derivative instruments: (see Note 6)

	06/30/2015	06/30/2014
Gain (loss) on interest rate swap	(30,714)	22,810

Total	(30,714)	22,810

The movements below, related interest rate hedges designated for hedge accounting treatment, were recognized in other comprehensive income:

Table of movements in hedge accounting effects in other comprehensive income

Balance at Dec 31, 2014	(41,442)
Gain on designated hedges	16,439
Transfer on ineffective portion to profit or loss	(133)
Amortization of hedges to profit or loss at the effective rate	1,399
Deferred taxes on hedge accounting	(6,020)
Share of subsidiary’s hedge accounting
Balance at Jun 30, 2015	(29,757)

(b.1) Interest rate fluctuation risk sensitivity analysis

Management believes that the most significant risk related to interest rate fluctuations arises from its liabilities pegged to the TJLP, the USD LIBOR, and mainly the CDI. This risk is associated to an increase in those rates.

As at June 30, 2015, management estimated the fluctuation scenarios of the rates CDI, TJLP, and USD LIBOR. The rates used for the probable scenario were the rates prevailing at the end of the reporting period. These rates have been stressed by 25 and 50 percent, and used as benchmark for the possible and remote scenarios. Note that beginning January 2015, the TJLP increased from 5.0% p.a. to 5.5% p.a. and between April 1 and June 30, 2015 is was 6.0%. Before the end of the quarter, the National Monetary had decided for a new increase of this rate, this time to 6.5% p.a., effective beginning July 1 until September 30, 2015.

06/30/2015
Interest rate scenarios
Probable scenario			Possible scenario			Remote scenario
CDI	TJLP	6M USD LIBOR	CDI	TJLP	6M USD LIBOR	CDI	TJLP	6M USD LIBOR
13.64%	6.00%	0.44485%	17.05%	7.50%	0.55605%	20.46%	9.00%	0.66727%

As at June 30, 2015, management estimated the future outflows for the payment of interest and principal of its debt pegged to CDI, TJLP, and US$ LIBOR based on the interest rates above. The outflows for repayment of Oi Group related party debt were not considered.

Such sensitivity analysis considers payment outflows in future dates. Thus, the aggregate of the amounts for each scenario is not equivalent to the fair values, or even the present values of these

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

liabilities. The fair values of these liabilities, should the Company’s credit risk remain unchanged, would not be impacted in the event of fluctuations in interest rates, as the interest rates used to estimate future cash outflows would be the same rates that discount such flows to present value.

The impacts of exposure to interest rates, in the sensitivity scenarios estimated by the Company, are shown in the table below:

06/30/2015
Transaction	Individual risk	Probable scenario	Possible scenario	Remote scenario
CDI-indexed debt	CDI increase	2,729,994	3,307,285	3,878,859
Derivative financial instruments (net position - CDI)	CDI increase	7,877,191	9,690,232	11,482,337
TJLP-indexed debt	TJLP increase	1,222,818	1,356,815	1,476,276
US LIBOR-indexed debt	US LIBOR increase	242,641	254,347	266,054
Derivative instruments (net position - LIBOR)	USD LIBOR decrease	(128,553)	(134,978)	(141,403)

Total pegged to interest rates		11,944,091	14,473,701	16,962,123

3.4.2.	Credit risk

The concentration of credit risk associated to trade receivables is immaterial due to the diversification of the portfolio. Doubtful receivables are adequately covered by an allowance for doubtful accounts.

Transactions with financial institutions (cash investments and borrowings and financing) are made with prime entities, avoiding the concentration risk. The credit risk of financial investments is assessed by setting caps for investment in the counterparts, taking into consideration the ratings released by the main international risk rating agencies for each one of such counterparts. As at June 30, 2015, approximately 99.59% of the consolidated cash investments were made with counterparties with an AAA, AA or sovereign risk rating.

The Company had credit risks related to dividends receivable associated to the investment in Unitel. The credit risks associated to these dividends receivable from Unitel are detailed in paragraph 3.4.5 (Risks related to the stake held in Unitel).

3.4.3.	Liquidity risk

The liquidity risk also arises from the possibility of the Company being unable to discharge its liabilities on maturity dates and obtain cash due to market liquidity restrictions.

Management uses its resources mainly to fund capital expenditures incurred on the expansion and upgrading of the network, invest in new businesses, pay dividends, and refinance its debt.

Conditions are met with internally generated cash flows, short- and long-term debt, and third party financing. These sources of funds, coupled with the Company’s solid financial position, will continue to ensure the compliance with established capital requirements.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

The Oi Group has two revolving credit facilities that increases short-term liquidity and increases the cash management efficiency, and is consistent with its capital cost reduction strategic focus. The revolving credit facilities were contracted in November 2011 and December 2012 with syndicates consisting of several global banks.

The following are the contractual maturities of the financial liabilities, including estimated interest payments, where applicable:

	Less than a year	One to three year	Four to five years	Over five years	Total

At June 30, 2015
Borrowings and financing, and derivative financial instruments (i)	10,455,123	23,810,172	14,612,794	8,873,220	57,751,309
Debentures (i)	744,500	4,070,323	1,976,616	8,177	6,799,616
Trade payables (ii)	1,166,431				1,166,431
Licenses and concessions (iii)	2,695	827,676	321		830,692
Tax refinancing program (iv)	52,016	312,141	208,095	398,849	971,101

The amounts disclosed in the tables take into account the contractual undiscounted payment outflow estimates, these amounts are not reconciled with the amounts disclosed in the balance sheet for borrowings and financing, derivative financial instruments, and trade payables.

(i)	Includes the future interest payment estimates, calculated based on the applicable interest rates and takes into account all the interest and principal payments that would be made on the contractual settlement dates;
(ii)	Consists of the estimated obligations for the purchase of fixed-line and mobile telephony equipment in Brazil with contractual obligations entered into with our suppliers, including all the significant terms and conditions, and the approximate transaction life; and
(iii)	Consists of obligations due to ANATEL related to the radiofrequency licenses. Includes accrued, unpaid interest for each period.
(iv)	Consists of the tax installment plan designed under the tax refinancing programs. Includes accrued, unpaid interest for each period.

Capital management

The Company manages its equity structure according to best market practices.

The objective of capital management is to ensure that liquidity levels and financial leverage that allow the sustained growth of the Group, the compliance with the strategic investment plan, and returns to our shareholders.

The Company may change its capital structure, according to existing economic and financial conditions, to optimize its financial leverage and debt management.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

The indicators used to measure capital structure management are: gross debt to accumulated twelve-month EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization), net debt (gross debt less cash and cash equivalents and cash investments) to accumulated twelve-month EBITDA, and the interest coverage ratio, as follows:

Gross debt to EBITDA	from 2x to 4.0x
Net debt to EBITDA	from 1.4x to 3x
Interest coverage ratio (*)	greater than 1.75

(*)	Measures the Company’s ability to settle its future interest obligations.

As a result of the sale of PT Portugal, the Company maintained a portion of the Portuguese subsidiary’s debt, while receiving cash from the divesture. As a result, the gross debt-to-EBITDA ratio will temporarily exceed the amount that, under normal conditions, would be this ratio’s target amount, in the Company’s capital management process (Note 17). After receiving these cash proceeds, the Company initiated a liability management process to define the best debt prepayment strategy.

3.4.4.	Risk of acceleration of maturity of borrowings and financing

Under some debt instruments of the Company, default events can trigger the accelerated maturity of other debt instruments. The impossibility to incur in new debt might prevent such companies from investing in their business and incur in required or advisable capital expenditures, which would reduce future sales and adversely impact their profitability. Additionally, the funds necessary to meet the payment commitments of the borrowings raised can reduce the amount of funds available for capital expenditures.

The risk of accelerated maturity arising from noncompliance of financial covenants associated to the debt is detailed in Note 17, ‘Covenants’.

3.4.5.	Risks related to our African and Asian operations

We may be unable to dispose of our interest in Africatel for a consideration that exceeds its carrying value in our financial statements or at all. Any impairment of the fair market value of at which we record our indirect investment in Unitel in our financial statements would have a material adverse impact on the Company’s financial position and performance.

On September 16, 2014, the Company’s Board of Directors authorized the Company to take the necessary actions to sell our Africatel shares, representing 75% of the latter’s capital. The stake in Africatel is recognized in the financial statements for the quarter ended June 30, 2015 as held for sale. The Company engaged a financial advisor to assist in the sale of its stake in Africatel.

As at June 30, 2015, the Company recognized in the consolidated interim financial information as held-for-sale assets R$8,449 million related to its stake in the businesses in Africa and Timor, including R$1,469 million in accumulated dividends due to the Company by Unitel and R$4,638 million representing the fair value of Africatel’s 25% stake in Unitel at the time of Oi’s capital increase and recognized as held-for-sale liabilities amounting to R$1,043 million related to the liabilities of the businesses in Africa and Timor.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

We may not be able to sell our interest in Africatel for consideration that exceeds the book value of our interest in Africatel, or at all. The carrying amount of the indirect investment in Unitel is tested for impairment when events or changes in circumstances indicate that the value of this indirect investment in Unitel may be lower than the fair market value at which we carry this investment. Any impairment of our indirect investment in Unitel may result in a material on the Company’s financial position and performance.

We cannot assure you as to when PT Ventures will receive the amount with respect to the declared and unpaid dividends owed to PT Ventures by Unitel or when PT Ventures will receive dividends that may be declared with respect to FY 2014 and subsequent years.

Since November 2012, PT Ventures has not received any payments for outstanding amounts owed to it by Unitel with respect to dividends declared by Unitel for the fiscal years ended December 31, 2012, 2011 and 2010. Based on the dividends declared by Unitel for those fiscal years, PT Ventures is entitled to receive the total amounts of US$190.0 million (R$589 million) with respect to fiscal year 2012, US$190.0 million (R$589 million) with respect to fiscal year 2011, and US$157.5 million (R$489 million) with respect to fiscal year 2010. By the date of this report, PT Ventures had only received US$63.7 million (R$198 million) of its dividends declared by Unitel, for 2010, and did not receive any other amount of the dividends declared for 2011 and 2012.

On March 25, 2014, Unitel issued a statement claiming that PT Ventures is not listed on the shareholders’ register of Unitel, and that the board of directors of Unitel had notified Pharol about the existence of an irregularity, which purportedly resulted in Unitel being unable to distribute dividends to PT Ventures until the resolution of this irregularity. On June 3, 2014, the Angolan National Foreign Investment Agency endorsed the updating of PT Ventures’ name (formerly Portugal Telecom Internacional, SGPS, S.A.) in its Foreign Investment Certificate, confirming the current corporate name of the PT Ventures and thus remedying the irregularity pointed out by Unitel’s board of directors.

At Unitel’s shareholders’ meeting held on November 4, 2014, the other shareholders reviewed the financial statements and the payment of dividends for 2013. PT Ventures requested the postponement of the shareholders’ meeting because the financial statements and other material information about the meeting had not been included in the shareholders’ meeting summon or made available to PT Ventures, even though PT Ventures had requested these materials on several occasions. The postponement request was not accepted and PT Ventures did not attend this meeting, which could not have been held without PT Ventures since Clause 8.2 of the Shareholders’ Agreement establishes that general meetings can only be held in a first summon with the presence of all shareholders. Additionally, PT Ventures did not receive the meeting minutes or was informed about the decisions made, even though it requested such minutes several times.

Unitel’s Shareholders’ Meeting was held on May 13, 2015 to analyze the financial statements and allocate the profit for the year ended December 31, 2014. The other Unitel shareholders did not allow PT Ventures to attend and participate this shareholders’ meeting alleging that they did not acknowledge PT Ventures as a Unitel shareholder. Despite its request, PT Ventures did not receive

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

either a copy of this shareholders’ meeting’s minutes. PT Ventures does not agree with the other Unitel shareholders’ allegations and their position adopted at the shareholders’ meeting. Accordingly, on June 12, 2015, PT Ventures filed with an Angolan court a lawsuit against Unitel claiming the nullity and cancelation of the corporate decision made at the shareholders’ meeting held on May 13.

PT Ventures requested, on several occasions, explanations to Unitel regarding the nonpayment of its share of the declared dividends. By the date of this report, PT Ventures had not received any credible explanation about the nonpayment or reliable indication of the payment timing of the accumulated dividends. We cannot assure as to the timing of the payment of the accrued dividends to PT Ventures or whether PT Ventures will be able to receive dividends that may be declared by Unitel in the future. The Company’s inability to receive such dividends could have an adverse impact on the fair value of its investment in Unitel, or its financial position and performance.

The other shareholders of Unitel have indicated to PT Ventures that they believe that Pharol’s sale of a non-controlling interest in Africatel did not comply with the Unitel shareholders’ agreement.

The Unitel shareholders’ agreement provides a right of first refusal to the other shareholders of Unitel if any shareholder desires to transfer any or all of its shares of Unitel, other than transfers to certain affiliates. This agreement also provides that if any shareholder breaches a material obligation under such agreement, the other shareholders will have a right to purchase the breaching shareholder’s stake in Unitel at its net book value.

The other shareholders of Unitel have asserted to PT Ventures that they believe that Pharol’s sale of a non-controlling interest in Africatel to Samba Luxco in 2007 constituted a breach the Unitel shareholders’ agreement. PT Ventures disputes this interpretation of the relevant provisions of the Unitel shareholders’ agreement and believes that such provisions apply only to a transfer of Unitel shares by PT Ventures itself.

By the date of this report, the Company had not been notified of any proceedings initiated with respect to Pharol’s sale of a non-controlling stake in Africatel to Samba Luxco. Should the other shareholders of Unitel challenge this sale in a competent body and if a binding decision by an appropriate forum to this effect were to be rendered in favor of those shareholders, PT Ventures could be required to sell its interest in Unitel for a value significantly lower than the amount that recognized by the Company in its financial statements with respect to our indirect investment in Unitel. The sale of PT Ventures’ stake in Unitel, in these circumstances could have a material adverse impact on the Company’s financial position and performance.

The other shareholders of Unitel may claim that, as a result of Pharol’s failure to offer its indirect interest in Unitel to such shareholders prior to the acquisition of PT Portugal by the Company, these shareholders have the right to acquire the shares of Unitel held by PT Ventures at their net book value.

On March 25, 2014, Unitel issued a public statement in which Unitel informs that its shareholders had a right of first refusal in case of the sale of Pharol’s indirect stake in Unitel to another entity. Subsequently, the other shareholders of Unitel delivered a notice to Pharol in which they claimed

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

that our indirect acquisition of Pharol’s interest in Unitel as part of the Oi capital increase had triggered this right. The Company believes that the relevant provisions of the Unitel shareholders’ agreement would apply only to a transfer of Unitel shares by PT Ventures itself.

By the date of this report, the Company had not been notified of any proceedings initiated with respect to Pharol’s failure to offer its indirect interest in Unitel to the other shareholders of Unitel prior to our acquisition of PT Portugal. Should the other shareholders of Unitel claim that Pharol’s failure to offer its indirect interest in Unitel to the shareholders resulted in a breach of the Unitel shareholders’ agreement, and if a binding decision by an appropriate forum to this effect is be rendered in favor of those shareholders, PT Ventures could be required to sell its interest in Unitel for its net book value, which is significantly lower than the amount that the Company recognizes in its financial statements with respect to its indirect investment in Unitel. The sale of PT Ventures’ stake in Unitel, in these circumstances could have a material adverse impact on the Company’s financial position and performance.

The other Unitel shareholders have prevented PT Ventures from exercising its rights to appoint the chief executive officer and a majority of the Board of Directors of Unitel.

Under the Unitel shareholders’ agreement, PT Ventures is entitled to appoint three of the five members of Unitel’s Board of Directors and its chief executive officer. Under the Unitel shareholders’ agreement, the appointment of the chief executive officer of Unitel is subject to the approval of the holders of 75% of Unitel’s shares. However, the other shareholders of Unitel did not vote to elect the directors appointed by PT Ventures at Unitel’s shareholders’ meetings, and as a result, PT Ventures’ representation on Unitel’s Board of Directors was reduced to a single director in June 2006, and the chief executive officer of Unitel has not been a PT Ventures’ appointee since June 2006.

On July 22, 2014, the only member of Unitel’s board of directors that had been appointed by PT Ventures resigned and the other shareholders of Unitel have not permitted PT Ventures to appoint a replacement. In November 2014, the other shareholders of Unitel notified PT Ventures that its rights as a shareholder of Unitel had been suspended in October 2012, even though these shareholders these other shareholders have not indicated any legal basis for this suspension. At a general shareholders meeting on Unitel held on December 15, 2014, an election of members of the board of directors of Unitel was held. At this meeting, Unitel’s other shareholders claimed that PT Ventures was not entitled to vote as a result of the suspension of its rights as a shareholder of Unitel in October 2012, and they refused to elect the member nominated by PT Ventures to Unitel’s Board of Directors.

PT Ventures has filed a suit with an Angolan court to annul the election of members of the Unitel Board of Directors on December 15, 2014. By the date of this report, no director nominated by PT Ventures is part of Unitel’s Board of Directors.

Unitel has granted loans to a related party and entered into a management contract with a third-party without the approval of PT Ventures.

Under the Unitel shareholders’ agreement, the shareholders of Unitel and their affiliates are not permitted to enter into any contracts with Unitel unless the contracts are approved by a resolution of

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Unitel’s Board of Directors adopted by at least four members of its Board of Directors. As a result of the inability of PT Ventures to appoint members of the Unitel Board of Directors, PT Ventures is unable to effectively exercise its implied veto right over related party transactions of Unitel.

From May to October 2012, Unitel made disbursements to Unitel International Holdings B.V. totaling €178.9 million (R$616 million) and US$35.0 million (R$112 million) under a “Facility Agreement” entered into between Unitel and Unitel International Holdings B.V. (Unitel Holdings), an entity that competes with Africatel in Cabo Verde and in São Tomé and Principe. Unitel Holdings is controlled by Mrs. Isabel dos Santos, an indirect shareholder of Unitel, and according to public information disclosed by NOS, one of the indirect controlling shareholders of ZOPT, SGPS, S.A. (which holds a majority of the voting and total share capital of NOS). PT Ventures’ representative on Unitel’s Board of Directors voted against these transactions proposed by Unitel, and PT Ventures abstained when the consolidated financial statements of Unitel that included these transactions were approved by the other Unitel shareholders at a shareholders’ meeting.

Unitel made additional loans to related parties in 2013. We were not able to obtain information with regard to the existence of similar transactions conducted in 2014 and 2015.

Any failure by Unitel Holdings to make timely payment under this Facility Agreement could have a material adverse impact on the financial condition and results of operations of Unitel and, therefore, on the value of the Company’s investment in Unitel.

In addition, Unitel has recognized the payment of a management fee of US$155.7 million payable to a third-party in its individual financial statements for the year ended December 31, 2013 prepared in accordance with Angolan GAAP. This management fee was not submitted to Unitel’s Board of Directors or shareholders’ meeting for approval and was not approved by PT Ventures. The payment of a management fee by Unitel could have a material adverse impact on the financial condition and results of operations of Unitel and, therefore, on the value of the Company’s investment in Unitel.

We cannot assure that we will be able to prevent Unitel from taking actions that should require the approval of the members of the Unitel Board of Directors nominated by PT Ventures, including approving related party transactions with the other shareholders of Unitel that we believe are detrimental to the financial condition and results of operations of Unitel. The use of the resources of Unitel in this manner could have a material adverse impact on the financial condition and results of operations of Unitel and, therefore, on the value of the Company’s investment in Unitel.

The other shareholders of Unitel have attempted to dilute the Company’s indirect ownership of Unitel through a capital increase that would be technically unable the Company to participate, and have called shareholders’ meetings at which they have indicated the desire to unilaterally amend the bylaws of Unitel and the Unitel shareholders’ agreement.

At the Unitel’s shareholders’ meeting held on December 15, 2014, the other shareholders of Unitel voted to increase Unitel’s share capital and alter the par value of its shares. Even though PT Ventures has requested several times that the proposal and other material information regarding this and other matters in the meeting’s agenda were sent in advance, PT Ventures never received such documentation and information.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

The details of this capital increase are obscure as they were not included in the prior notice for this meeting nor were they discussed in detail during this meeting. Additional details of this capital increase have been included in draft minutes of this meeting provided to PT Ventures and it appears that, although PT Ventures has decided to subscribe to its pro rata share of this capital increase to avoid dilution of its interest in Unitel, payment of the subscription price will be due on an accelerated timetable that would not permit PT Ventures to obtain the necessary foreign exchange approvals prior to the date on which payment would be due. PT Ventures has filed a suit in Angolan court to annul the approval of the Unitel capital increase at this shareholders meeting.

The agenda of this general shareholders’ meeting of Unitel included amendments to Unitel’s by-laws and possible amendments to the Unitel shareholders’ agreement, in addition to other matters that may have been raised at the shareholders’ meeting itself. Under the item sundry matters in the agenda, the meeting discussed the investments by Unitel in Zimbabwe and a study in order to implement a corporate reorganization of Unitel. PT Ventures has filed a lawsuit with an Angolan court to annul the approval of investments by Unitel in Zimbabwe and a study in order to implement a corporate reorganization of Unitel.

As for the amendments to Unitel’s bylaws and the Unitel shareholders’ agreement, PT Ventures did not receive the details of the proposals, despite the several requests made before, during, and after the meeting. The December 15, 2014 meeting was suspended without any action taken with respect to these matters.

Subsequently, a new shareholders’ agreement was called for May 13, 2015 and its agenda not only includes the amendments to Unitel’s bylaws and the Unitel shareholders’ agreement but also the analyses of the financial statements, the allocation of profits, and the performance of Unitel’s management and oversight in 2014. PT Ventures once again requested the details of the proposals that would be submitted for shareholder decision, but no access to this information was granted.

Additionally, on May 13 the other shareholders da Unitel did not allow PT Ventures to attend and participate the shareholders’ meeting alleging that they did not acknowledge PT Ventures as a Unitel shareholder. despite its request, PT Ventures did not receive either a copy of this shareholders’ meeting’s minutes and, therefore, is not aware of the decisions made at this shareholders’ meeting. PT Ventures does not agree with the other Unitel shareholders’ allegations and their position adopted at the shareholders’ meeting. Accordingly, on June 12, 2015, PT Ventures filed with an Angolan court a lawsuit against Unitel claiming the nullity and cancelation of the corporate decision made at the shareholders’ meeting held on May 13.

We cannot assess the impact to Unitel or our company of the matters considered at the December 15, 2014 and May 13, 2015 general shareholders meeting of Unitel or the proposed amendments to Unitel’s by-laws and purported amendments to the Unitel shareholders’ agreement as we have not been provided with sufficient details to appropriately analyze these matters. We note that there appears to be no legal authority for the other shareholders of Unitel to amend the Unitel shareholders’ agreement through actions taken at a meeting of shareholders, as this agreement is an agreement among the parties thereto. Should the other shareholders implement actions detrimental to Unitel or the Company’s investment therein, these actions could have a material adverse impact on the financial condition and results of operations of Unitel and, therefore, on the value of the Company’s investment in Unitel.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Unitel’s concession to operate in Angola has expired and has not yet been renewed.

Unitel’s concession to provide mobile telecommunications services in Angola expired in April 2012. We cannot provide any assurance regarding the terms under which the Angolan National Institute of Telecommunications (Instituto Angolano das Comunicações) would grant a renewal of this concession, if at all. A failure of Unitel to obtain a renewal of this concession could have a material adverse impact on Unitel’s ability to continue to provide mobile telecommunications services in Angola, which would have a material adverse impact on the financial condition and results of operations of Unitel and the value of the Company’s investment in Unitel.

Adverse political, economic and legal conditions in the African and Asian countries in which the Company has acquired investments may hinder our ability to receive dividends from our African and Asian subsidiaries and investments.

The governments of many of the African and Asian countries in which we have investments have historically exercised, and continue to exercise, significant influence over their respective economies and legal systems. Countries in which the Company has investments may enact legal or regulatory measures that restrict the ability of its subsidiaries and investees to make dividend payments. Similarly, adverse political or economic conditions in these countries may hinder the Company’s ability to receive dividends from its subsidiaries and investees. Historically, Pharol has received dividends from the African and Asian subsidiaries and investees that we have acquired, however, a limitation on the Company’s ability to receive a material portion of those dividends could adversely affect the Company’s cash flows and liquidity.

In addition, the Company’s investments in these regions are exposed to political and economic risks that include, but are not limited to, exchange rate and interest rate fluctuations, inflation and restrictive economic policies and regulatory risks that include, but are not limited to, the process for the renewal of licenses and the evolution of regulated retail and wholesale tariffs. In addition, the Company’s ventures in African and Asian markets face risks associated with increasing competition, including due to the entrance of new competitors and the rapid development of new technologies.

The development of partnerships in these markets raises risks related to the ability of the partners to jointly operate the assets. Any inability of the Company and our partners to operate these assets may have a negative impact on our strategy and all of these risks may have material effects on our results of operations.

The acquisition of PT Portugal may have triggered claims of our other joint venture partners or may otherwise lead to an unwinding of those joint ventures.

Some of the agreements governing our joint ventures in Africa and Asia, other than Unitel, contain provisions that may confer certain rights, including call and put rights, on our joint venture parties in the event of a change of control or merger of PT SGPS. If these rights are triggered, the Company could be forced to exit one or more profitable joint ventures and sell its shares to our joint

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

venture partners at a price significantly lower than the fair market value of the interests in these joint ventures. Alternatively, the Company could be required to use cash to purchase the joint venture interests of our partners in one or more joint ventures. Any such event could have a material adverse impact on our investment strategy for Africa and Asia, our growth prospects and/or our liquidity and cash flow.

Even if no contractual provision is triggered by any step in the business combination, our relationship with these joint venture partners could change or worsen as a result of the business combination for political, commercial or other reasons. The Company does not own a controlling stake in most of these joint ventures, and any challenges that arise with our joint venture partners as a result of the business combination or otherwise could lead to costly and time-consuming negotiations, arbitration or litigation or potentially to the unwinding of the Company’s investment in those ventures at a price significantly lower that the fair market value of our investment.

The Company is a party to joint ventures and partnerships that may not be successful and may expose our company to future costs.

The Company is a party to joint ventures and partnerships in Africa and Asia. The partnering arrangements may fail to perform as expected for various reasons, including an incorrect assessment of our needs or the capabilities or financial stability of our strategic partners. The Company’s share of any losses from or commitments to contribute additional capital to such partnerships may have an adverse impact on the Company’s performance and financial position.

Our ability to work with these partners or develop new products and solutions may become constrained, which could harm our competitive position in the markets served by these joint ventures and partnerships. The Company may have disputes with our partners in these joint ventures, and we may have difficulty agreeing with our partners on actions that we believe would be beneficial to those joint ventures and partnerships. In addition, the joint ventures and partnerships in African and Asian countries are typically governed by the laws of those countries, and our partners are often established participants in those markets and may have greater influence in those economies than we will. To the extent the Company experiences difficulties with our joint venture partners, we may encounter difficulties in protecting our investments in those countries.

Any of these factors could cause these joint ventures and partnerships not to be profitable and could cause us to lose all or part of the value of the Company’s investments in those ventures.

Africatel’s non-controlling shareholder stated that the business combination triggered the right to force the Company to acquire Africatel shares under the shareholders’ agreement. If the Company is forced to acquire this stake in Africatel, we will use resources that could be used for any other purpose, e.g., to reduce our debt or make investments in PT Portugal’s business plan. If such acquisition were financed by additional debt, this would have a material adverse impact on the Company’s consolidated leverage.

The Company indirectly owns 75% of the share capital of Africatel. Samba Luxco S.à.r.l., an affiliate of Helios Investors LP, owns the remaining 25%. Africatel holds interests in telecommunications companies in sub-Saharan Africa, including our interests in Unitel in Angola, CVT in Cape Verde, MTL in Namibia, and CST São Tomé and Príncipe, among others. Pharol, subsidiaries Africatel GmbH & Co. KG, or Africatel GmbH, and PT Ventures, and Samba Luxco are parties to the Africatel shareholders’ agreement.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

On September 16, 2014, subsidiary, Africatel GmbH, which directly holds our interest in Africatel, received a letter from Samba Luxco in which Samba Luxco claimed that Oi’s acquisition of PT Portugal was deemed a change of control of PT SGPS under the Africatel shareholders’ agreement, and that this change of control entitled Samba Luxco to exercise a put right under the Africatel shareholders’ agreement at the fair market book value of Samba Luxco’s Africatel shares. In the letter, Samba Luxco purported to exercise the alleged put right and thereby require Africatel GmbH to acquire its shares in Africatel.

On the same date, the Company issued a Material Fact disclosing Samba Luxco’s purported exercise of the put option, our understanding that the exercise of the put option is not applicable, and that our board of directors had authorized our management to take the necessary actions to sell the Company’s interest in Africatel.

On September 26, 2014, Africatel GmbH responded to Samba Luxco stating that there had not been any action or event that would trigger the right to exercise the put option under the Africatel’s shareholders’ agreement and that Africatel GmbH intended to challenge Samba Luxco’s purported exercise of the put option.

On November 12, 2014, the International Court of Arbitration of the International Chamber of Commerce notified Africatel GmbH that Samba Luxco had commenced arbitral proceedings against Africatel GmbH to enforce its purported put right or, in the alternative, certain ancillary rights and claims. Africatel GmbH presented its answer to Samba Luxco’s request for arbitration on December 15, 2014. The arbitral tribunal was constituted on March 12, 2015. The Company intends to vigorously defend Africatel GmbH in these proceedings.

If the Company is forced to acquire the interest of Samba Luxco in Africatel as a result of the exercise of Samba Luxco’s purported put right under the Africatel shareholders’ agreement, the acquisition of this interest would reduce the resources that would be available to us to reduce our outstanding indebtedness or pursue other investment opportunities. If any such purchase were to be funded through our incurrence of additional debt, the consolidated leverage of our company could increase materially, which could have a material adverse impact on the Company’s financial position and performance.

Other shareholders of Cabo Verde Telecom S.A. (“CVT”) alleged to PT Ventures that the CVT Shareholders Agreement was terminated for all due purposes.

Other shareholders of CVT alleged to PT Ventures that the CVT’s shareholders’ agreement had been terminated for all due purposes as a result of the transfer of the indirect stake held in CVT to the Company at the time of the Company’s capital increase, held as part of the transaction announced in the Material Fact Notice of October 2, 2013.

The Company does not agree with the State of Cape Verde’s understanding that the shareholders’ agreement has be terminated and has immediately disputed this allegation and started discussions on this issue with the other CVT shareholder. The Company believes that the intended termination of the shareholders’ agreement constitutes a totally arbitrary action by the State of Cape Verde, with no legal basis whatsoever, and which cannot have any effects.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

The CVT’s Shareholders’ Meeting held on March 24, 2015 approved the election of members of CVT’s management for the three-year period 2015-2017, without observing the rules set forth in the shareholders’ agreement, with the opposition vote of PT Ventures. PT Ventures file an arbitration request to resolve this dispute with the International Chamber of Commerce (ICC).

If CVT’s shareholders’ agreement is considered terminated by the arbitration court, PT Ventures’ power to influence CVT’s decisions will be reduced. PT Ventures may be unable to prevent CVT from making decisions that could be harmful to CVT’s financial position and results of operations.

The State of Cape Verde violated its obligations assumed in the Agreement on Investment Promotion and Protection entered into with Portugal.

The State of Cape Verde violated its obligations assumed in the Agreement on Investment Promotion and Protection entered into with Portugal and unilaterally canceled CVT’s exclusivity to provide the public service to implement, manage, and operate the basic telecommunications grid infrastructures in Cape Verde.

Accordingly, on March 18, 2015, as provided by the concession agreement, PT Ventures file an arbitration proceeding with the International Centre for Settlement of Investment Disputes (ICSID), in Washington, to protect its investment in CVT.

In spite of its efforts, the Company is no longer capable of ensuring that it will be able to obtain, whether through negotiations or through the arbitration proceeding, both the financial consideration to which it is entitled from the unilateral cancellation of the exclusivity right granted under the concession agreement and the revision of said concession agreement to restore its economic and financial balance.

4.	NET OPERATING REVENUE

	06/30/2015	06/30/2014

Gross operating revenue	22,250,023	22,502,987

Deductions from gross revenue	(8,426,302)	(8,546,896)
Taxes	(4,160,469)	(4,541,377)
Other deductions	(4,265,833)	(4,005,519)

Net operating revenue	13,823,721	13,956,091

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

5.	REVENUE AND EXPENSES BY NATURE

	06/30/2015	06/30/2014
NET OPERATING REVENUE	13,823,721	13,956,091
Operating income (expenses):
Interconnection	(956,473)	(1,429,287)
Personnel	(1,238,738)	(1,386,183)
Third-party services	(3,172,589)	(3,032,990)
Grid maintenance service	(960,610)	(913,799)
Handset and other costs	(196,702)	(281,052)
Advertising and publicity	(136,950)	(307,475)
Rentals and insurance	(1,709,178)	(1,576,098)
Provisions/reversals (iii)	(492,041)	(357,291)
Allowance for doubtful accounts (iii)	(351,564)	(380,603)
Taxes and other income (expenses) (i)	(650,867)	(861,625)
Other operating income (expenses), net (ii)	(47,756)	1,325,529
Operating expenses excluding depreciation and amortization	(9,913,468)	(9,200,874)
Depreciation and amortization (iii)	(2,490,872)	(2,189,649)

Total operating expenses	(12,404,340)	(11,390,523)

Profit before financial income (expenses) and taxes	1,419,381	2,565,568
Financial income (expenses):
Financial income	877,304	653,114
Financial expenses	(3,355,991)	(2,884,585)

Total financial income (expenses)	(2,478,687)	(2,231,471)

Profit (loss) before taxes	(1,059,306)	334,097
Income tax and social contribution payable (iii)	203,243	(291,195)
Profit (loss) from continuing operations	(856,063)	42,902
Discontinued operations
Profit (loss) for the quarter from discontinued operations, net (net of taxes)	1,080,061	(32,875)
Profit for the period	223,998	10,027
Profit attributable to owners of the Company	218,500	6,654
Profit attributable to non-controlling interests	5,498	3,373

Operating expenses by function:

Cost of sales and/or services	(7,502,780)	(7,441,532)
Selling expenses	(2,371,149)	(2,850,571)
General and administrative expenses	(1,946,430)	(1,815,696)
Other operating income	547,170	1,962,983
Other operating expenses	(1,131,665)	(1,242,980)
Share of profit of subsidiaries	514	(2,727)

Total operating expenses	(12,404,340)	(11,390,523)

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

(i)	Includes the equity in subsidiaries income of R$514 (expense of R$2,727 for the period ended June 30, 2014).
(ii)	The other operating income (expenses) for the six-month period ended June 30 2015 include basically costs associated downsizings in this period. In June 2014, the other operating income (expenses), net basically include the gain on the sale, net of transaction expenses, amounting to R$1.3 billion recognized in the context of the agreement entered into on December 3, 2013 by the Company and SBA Torres Brasil for the transfer of 100% of the shares of one of its subsidiaries that held 2,007 telecommunication towers used to provide mobile telephony services.
(iii)	Include the results of operations in Africa, classified in the balance sheet as assets and liabilities held for sale.

6.	FINANCIAL INCOME (EXPENSES)

	06/30/2015	06/30/2014
Financial income
Interest on and inflation adjustment to other assets	445,177	382,107
Income from cash investments	112,394	190,584
Dividends received (i)		29,611
Exchange differences on translating foreign cash investments	(135,226)	(19,908)
Other income (ii)	454,959	70,720

Total	877,304	653,114

Financial expenses and other charges
a) Borrowing and financing costs
Inflation adjustment to and exchange losses on third-party borrowings	(2,130,000)	884,195
Financial instrument transactions	1,722,051	(1,356,600)
Interest on borrowings payable to third parties	(1,291,382)	(927,077)
Interest on debentures	(551,137)	(505,933)

Subtotal:	(2,250,468)	(1,905,415)

b) Other charges
Interest on and inflation adjustment to other liabilities	(510,998)	(403,769)
Inflation adjustment to provisions	(115,362)	(203,791)
Tax on transactions and bank fees	(252,283)	(105,646)
Interest on taxes in installments - tax financing program	(52,864)	(52,337)
Other expenses	(174,016)	(213,627)

Subtotal:	(1,105,523)	(979,170)

Total	(3,355,991)	(2,884,585)

Financial income (expenses)	(2,478,687)	(2,231,471)

(i)	In May 2014, subsidiary TMAR received dividends from Pharol of €0.10 per share, totaling €8,965, which had been attributed on April 30, 2014.
(ii)	Refers basically to the gain on debenture buyback transactions.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

7.	INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes encompass the income tax and the social contribution. The income tax rate is 25% and the social contribution rate is 9%, generating aggregate nominal tax rate of 34%.

The provision for income tax and social contribution is broken down as follows:

	06/30/2015	06/30/2014
Income tax and social contribution
Current taxes	(397,604)	(399,731)
Deferred taxes	600,847	108,536

Total	203,243	(291,195)

	06/30/2015	06/30/2014
Profit (loss) before taxes	(1,059,306)	334,097
Profit of companies not subject to income tax and social contribution calculation	(85,839)	(23,815)

Total taxed income	(1,145,145)	310,282

Income tax and social contribution
Income tax and social contribution on taxed income	389,349	(105,496)
Share of profits of subsidiaries	175	(927)
Tax incentives (basically, operating profit) (i)	16,081	27,103
Permanent deductions (additions) (ii)	(145,159)	(161,429)
Utilization of tax loss carryforwards		445
Unrecognized deferred tax assets (iii)	(57,203)	(52,464)
Effects of differentiated tax rates (iv)		1,573
Income tax and social contribution effect on profit or loss	203,243	(291,195)

(i)	Refers to the exploration profit recognized in the profit or loss of subsidiary Oi Móvel pursuant to Law 11638/2007.
(ii)	The main components of permanent deduction (addition) tax effects are: nondeductible fines, sponsorships, nondeductible donations, and income from forfeited dividends.
(iii)	Refer to adjustments to deferred tax assets because of subsidiaries that do not recognize tax credits on tax loss carryforwards.
(iv)	This line item corresponds to the effects of the difference between the tax rate levied in Brazil and the tax rates levied on other Group companies, namely the operations in Africa.

The interim financial information for the quarter ended June 30, 2015 has been prepared considering management’s best estimates and incorporate procedures introduced by Law 12973/2014.

Management conducted an early assessment of the material aspects of its operations/activities, based on the new provisions of the tax introduced by Provisional Act 627, of November 11, 2013 (“MP 627/2013”), as subsequently amended during its approval procedure by the National Congress, resulting in Bill 02/2014 (“PLV 02/2014”), and the provisions of Regulatory Instruction 1397, of September 16, 2013, as amended by Regulatory Instruction 1422, of December 19, 2013 (“IN 1397/2013”). Based on this assessment, Management did not identify any material impacts as compared to the used under the regime in place until December 31, 2014 (for those entities that did not elect the early adoption of Law 12973/2014).

We emphasize that the PLV 02/2014 resulted in the publication of the Law 12973/2014 on May 14, 2014, which, in a preliminary analysis, does not change the conclusions described above. The Company did not elect the early adoption of said Law and is subject to its provisions starting January 1, 2015.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

8.	CASH, CASH EQUIVALENTS AND CASH INVESTMENTS

Cash investments made by the Company and its subsidiaries in the periods ended June 30, 2015 and December 31, 2014 are classified as held for trading securities and are measured at their fair values.

(a)	Cash and cash equivalents

	06/30/2015	12/31/2014
Cash and banks	1,070,274	532,285
Cash equivalents	12,425,314	1,916,921

Total	13,495,588	2,449,206

	06/30/2015	12/31/2014
Time deposits	11,297,294	187,117
Exclusive investment funds	813,445	1,007,728
Repurchase agreements	159,276	66,183
Bank certificates of deposit (CDBs)	150,913	652,948
Other	4,386	2,945
Cash equivalents	12,425,314	1,916,921

(b)	Cash investments

	06/30/2015	12/31/2014
Time deposits	2,854,069
Exclusive investment funds	167,909	171,415
Private securities	118,816	111,285

Total	3,140,794	282,700

Current	3,021,978	171,415
Non-current	118,816	111,285

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

(c)	Breakdown of the exclusive investment funds portfolios

	06/30/2015	12/31/2014
Repurchase agreements	406,291	707,304
Bank certificates of deposit (CDBs)	390,575	267,168
Time deposits	1,049	18,406
Other	15,530	14,850
Securities classified as cash equivalents	813,445	1,007,728

Government securities	167,909	171,415
Securities classified as short-term investments	167,909	171,415

Total invested in exclusive funds	981,354	1,179,143

The Company and its subsidiaries have cash investments in exclusive investment funds in Brazil and abroad, for the purpose of obtaining a return on its cash, and which are benchmarked against the CDI in Brazil and LIBOR abroad.

9.	ACCOUNTS RECEIVABLE

	06/30/2015	12/31/2014
Billed services	5,896,865	5,481,028
Unbilled services	1,376,835	1,450,777
Mobile handsets and accessories sold	1,078,378	1,032,022
Allowance for doubtful accounts	(521,005)	(513,787)

Total	7,831,073	7,450,040

The aging list of trade receivables is as follows:

	06/30/2015	12/31/2014
Current	6,394,470	5,878,915
Past-due up to 60 days	1,040,526	1,388,330
Past-due from 61 to 90 days	176,859	136,200
Past-due from 91 to 120 days	149,112	113,212
Past-due from 121 to 150 days	123,852	102,139
Over 150 days past-due (i)	467,259	345,031

Total	8,352,078	7,963,827

The movements in the allowance for doubtful accounts were as follows:

Balance at Dec 31, 2014	(513,787)
Allowance for doubtful accounts	(324,148)
Trade receivables written off as uncollectible	316,930
Balance at Jun 30, 2015	(521,005)

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

10.	CURRENT AND DEFERRED TAXES

	ASSETS
	06/30/2015	12/31/2014
Current recoverable taxes
Recoverable income tax (IRPJ) (i)	42,791	485,929
Recoverable social contribution (CSLL) (i)	106,343	182,772
IRRF/CSLL - withholding income taxes (ii)	427,586	428,488

Total current	576,720	1,097,189

Deferred taxes recoverable
Income tax on tax credits – merged goodwill (iii)	1,118,644	1,180,524
Social contribution on tax credits – merged goodwill (iii)	402,712	424,989
Income tax on temporary differences (iv)	2,420,040	2,073,875
Social contribution on temporary differences (iv)	779,360	655,156
Income tax on tax loss carryforwards (iv)	2,591,609	2,353,806
Social contribution on tax loss carryforwards (iv)	964,895	876,478

Subtotal - deferred taxes recoverable	8,277,260	7,564,828

Deferred taxes recoverable (v)	252,762	60,944

Non-total current	8,530,022	7,625,772

	LIABILITIES
	06/30/2015	12/31/2014
Current taxes payable
Income tax payable	146,391	306,366
Social contribution payable	112,723	170,916

Total current	259,114	477,282

(i)	Refer mainly to prepaid income tax and social contribution that will be offset against federal taxes payable in the future.
(ii)	Refer to corporate income tax credits on cash investments, intragroup loans, government entities, and other that are used as deductions from income tax for the periods, and social contribution withheld at source on services provided to government agencies.
(iii)	The Company merged the deferred income tax and social contribution amounts calculated as tax benefit originating from the goodwill paid on acquisition and recognized by the acquirees in 2009. The tax credits are realized as goodwill based on the STFC license and the appreciation of tangible assets is amortized, and should be utilized in tax offsetting estimated until 2034.
(iv)	Deferred income tax and social contribution assets are recognized only to the extent that it is probable that there will be a positive tax base for which temporary differences can be used and tax loss carryforwards can be offset. Deferred income tax and social contribution assets are reviewed at the end of each annual period and are written down as their realization is no longer possible. The Company and its subsidiaries offset their tax loss carryforwards against taxable income up to a limit of 30% per year, pursuant to the prevailing tax law.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Additionally, as at June 30, 2015, only part of tax credits on tax loss carryforwards or tax credits on temporary differences has been recognized for direct and indirect subsidiaries that do not have a profitability history and or do not expect to generate sufficient taxable profit. Unrecognized tax credits total R$274,794 (R$217,655 at December 31, 2014).

The table below shows the expected realization periods of deferred tax assets resulting from tax credits on tax loss carryforwards and temporary differences:

2015	206,766
2016	380,572
2017	408,751
2018	526,947
2019	988,340
2020 to 2022	3,459,838
2023 to 2024	784,690

Total	6,755,904

(v)	Refer mainly to prior years’ prepaid income tax and social contribution that will be offset against federal taxes payable.

Movements in deferred income tax and social contribution

	Balance at 12/31/2014	Recognized in deferred tax income/ expenses	Recognized directly in equity	Balance at 06/30/2015
Deferred tax assets arising on:
Temporary differences
Provisions	1,534,792	75,755		1,610,547
Provisions for suspended taxes	133,958	2,423		136,381
Provisions for pension funds and impacts of CPC 33 (R1)	183,148	(37,184)	(3,559)	142,405
Allowance for doubtful accounts	592,279	53,384		645,663
Profit sharing	86,534	(65,216)		21,318
Foreign exchange differences	556,389	532,053		1,088,442
Merged goodwill	1,605,513	(84,157)		1,521,356
Hedge accounting	(63,695)		6,062	(57,633)
Other temporary add-backs and deductions	(294,374)	(125,868)	32,519	(387,723)
Tax loss carryforwards
Income tax loss carryforwards	2,353,806	237,803		2,591,609
Social contribution carryforwards	876,478	88,417		964,895

Total	7,564,828	677,410	35,022	8,277,260

11.	OTHER TAXES

	Assets
	06/30/2015	12/31/2014
Recoverable State VAT (ICMS) (i)	1,399,334	1,512,543
Taxes on revenue (PIS and COFINS)	157,795	181,772
Other	96,444	101,851

Total	1,653,573	1,796,166

Current	956,691	1,054,255
Non-current	696,882	741,911

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Liabilities
	06/30/2015	12/31/2014
State VAT (ICMS)	677,094	709,126
ICMS Agreement No. 69/1998	76,510	80,287
Taxes on revenue (PIS and COFINS)	607,449	664,278
FUST/FUNTTEL/broadcasting fees	831,331	807,576
Other	144,652	281,059

Total	2,337,036	2,542,326

Current	1,434,876	1,667,599
Non-current	902,160	874,727

(i)	Recoverable ICMS arises mostly from prepaid taxes and credits claimed on purchases of property, plant and equipment, which can be offset against ICMS payable within 48 months, pursuant to Supplementary Law 102/2000.

12.	JUDICIAL DEPOSITS

In some situations the Company makes, by legal requirement or to provide guarantees, judicial deposits to ensure the continuity of ongoing lawsuits. These judicial deposits can be required for lawsuits with a likelihood of loss, as assessed by the Company based on the opinion of its legal counsel, as probable, possible, or remote.

	06/30/2015	12/31/2014
Civil	9,217,773	8,919,658
Tax	2,565,156	2,466,187
Labor	2,205,769	2,007,822

Total	13,988,698	13,393,667

Current	1,231,144	1,133,639
Non-current	12,757,554	12,260,028

As set forth by relevant legislation, judicial deposits are adjusted for inflation.

13.	INVESTMENTS

	06/30/2015	12/31/2014
Investment in subsidiaries
Joint arrangements	69,212	74,803
Tax incentives, net of allowances for losses	31,579	31,579
Other investments	42,173	42,029

Total	142,964	148,411

Summary of the movements in investment balances

Balance at Dec 31, 2014	148,411
Equity in earnings of investees	514
Equity in earnings of investees recognized in held-for-sale assets	(6,105)
Other	144
Balance at Jun 30, 2015	142,964

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

14.	PROPERTY, PLANT AND EQUIPMENT

	Works in progress	Automatic switching equipment	Transmission and other equipment(1)	Infrastructure	Buildings	Other assets	Total
Cost of PP&E (gross amount)
Balance at Dec 31, 2014	2,657,409	18,767,622	47,661,787	25,025,369	3,641,753	4,792,264	102,546,204
Additions	1,606,627		104,037	841	161	18,167	1,729,833
Write-offs		(710)	(5,234)	(23,787)		(1,682)	(31,413)
Transfers	(2,289,682)	37,558	1,082,338	974,071		195,715
Balance at Jun 30, 2015	1,974,354	18,804,470	48,842,928	25,976,494	3,641,914	5,004,464	104,244,624
Accumulated depreciation
Balance at Dec 31, 2014		(16,536,253)	(34,693,873)	(19,637,902)	(1,773,042)	(4,235,108)	(76,876,178)
Depreciation expenses		(171,503)	(1,018,227)	(527,147)	(40,202)	(118,211)	(1,875,290)
Write-offs			5,080	22,868		995	28,943
Transfers		(25,392)	70,770	(15,759)		(29,619)
Balance at Jun 30, 2015		(16,733,148)	(35,636,250)	(20,157,940)	(1,813,244)	(4,381,943)	(78,722,525)
Property, plant and equipment, net
Balance at Dec 31, 2014	2,657,409	2,231,369	12,967,914	5,387,467	1,868,711	557,156	25,670,026
Balance at Jun 30, 2015	1,974,354	2,071,322	13,206,678	5,818,554	1,828,670	622,521	25,522,099
Annual depreciation rate (average)		11%	10%	8%	8%	12%

(1)	Transmission and other equipment includes transmission and data communication equipment.

Additional disclosures

Pursuant to ANATEL’s concession agreements, all property, plant and equipment items capitalized by the Company that are indispensable for the provision of the services granted under said agreements are considered returnable assets and are part of the concession’s cost. These assets are handed over to ANATEL upon the termination of the concession agreements that are not renewed.

As at June 30, 2015, the residual balance of the Company’s returnable assets is R$8,306,441 (R$8,199,356 at December 31, 2014) and consist of assets and installations in progress, switching and transmission equipment, payphones, outside network equipment, power equipment, and systems and operation support equipment.

In the period ended June 30, 2015, financial charges and transaction costs incurred on works in progress were capitalized at the average rate of 10% per year.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

15.	INTANGIBLE ASSETS

	Goodwill	Intangibles in progress	Data processing systems	Regulatory licenses	Other	Total
Cost of intangibles (gross amount)
Balance at Dec 31, 2014	613,719	156,718	7,310,309	4,041,011	1,160,211	13,281,968
Additions		255,165	10,945		25,131	291,241
Transfers		(290,747)	283,206		7,541
Balance at Jun 30, 2015	613,719	121,136	7,604,460	4,041,011	1,192,883	13,573,209
Accumulated amortization
Balance at Dec 31, 2014	(459,645)		(5,874,996)	(2,394,221)	(862,128)	(9,590,990)
Amortization expenses			(281,630)	(152,653)	(83,106)	(517,389)
Balance at Jun 30, 2015	(459,645)		(6,156,626)	(2,546,874)	(945,234)	(10,108,379)

Intangible assets, net
Balance at Dec 31, 2014	154,074	156,718	1,435,313	1,646,790	298,083	3,690,978
Balance at Jun 30, 2015	154,074	121,136	1,447,834	1,494,137	247,649	3,464,830
Annual amortization rate (average)			20%	9%	16%

Goodwill

The Company and its subsidiaries also recognize goodwill arising on the acquisition of investments based on expected future earnings.

In December 2014, annual impairment tests were conducted based on ten-year discounted cash flow projections, using perpetuity-based amounts in the last year, which is the period in which the entity expected to recover the investments made when the business was acquired, by applying an average growth rate of 24.2% for Pay TV, 14.5% for Means of Payment, 6.0% for RII Internet provider, and 4.7% for RII Multimedia, discount rate of 12.3%, and use of perpetuity-based amounts in the last year. The tests did not show any impairment losses, as summarized below:

Cash-generating unit (CGU)	Asset balance	Goodwill allocated to the CGU	Recoverable amount valuation basis	Value in use
Pay TV	46,723	37,690	84,413	912,893
Means of payment	77,591	36,211	113,802	139,781
RII Internet service provider	27,189	72,828	100,017	287,755
RII multimedia	169,474	7,345	176,819	650,116

Total	320,977	154,074	475,051	1,990,545

16.	TRADE PAYABLES

	06/30/2015	12/31/2014
Infrastructure, network and plant maintenance materials	1,629,173	1,708,777
Services	1,929,369	1,985,629
Rental of polls and rights-of-way	416,920	422,423
Other	60,118	219,737

Total	4,035,580	4,336,566

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

17.	BORROWINGS AND FINANCING

Borrowings and financing by type

	06/30/2015	12/31/2014	Maturity (principal and interest)	TIR %
Development Banks - BNDES	5,589,894	5,871,576	Jun 2015 to Jul 2021
Public debentures	4,688,118	7,807,389	Jun 2015 to Jul 2021	11.85
Financial institutions	44,469,626	22,644,230
Bank Credit Note (CCB)	3,727,799	4,503,810	Jun 2015 to Jan 2028	12.06
Senior Notes - local currency	1,136,801	1,136,801	Jun 2015 to Sep 2016	11.91
Certificates of Real Estate Receivables (CRI)	1,654,137	1,496,674	Jun 2015 to Aug 2022	12.71
ECA - Export Credit Agency	4,373,901	3,532,048	Jun 2015 to May 2022	10.99
Senior Notes - foreign currency (i)	31,049,980	11,600,563	Jun 2015 to Feb 2022	10.86
Revolver credit facility	2,177,764			3.62
Other	349,244	374,334	Jun 2015 to Dec 2033	10.77

Subtotal	54,747,638	36,323,195

Incurred debt issuance cost	(540,400)	(473,800)

Total	54,207,238	35,849,395

Current	6,955,931	4,463,728
Non-current	47,251,307	31,385,667

(i)	In 2014 the Company bought back own debentures maturing in 2022, in the nominal amount of US$33 million (R$103 million at June 30, 2015), which the Company intends to cancel or hold to maturity.

On June 2, 2015, PT Portugal was to Altice S.A. As part of the PT Portugal sale process, the debt of subsidiary PTIF, previously classified as liabilities associated held-for-sale assets, was reclassified Company debt. The original debt consists basically of EMTN notes issued, maturing in 2016-2025.

Debt issuance costs by type

	06/30/2015	12/31/2014
Financial institutions	525,427	438,690
BNDES	10,834	4,597
Public debentures	4,139	30,513

Total	540,400	473,800

Current	125,746	107,695
Non-current	414,654	366,105

Breakdown of the debt by currency

	06/30/2015	12/31/2014
Euro	20,449,047	2,412,691
Brazilian reais	17,060,847	21,068,153
US dollar	16,697,344	12,368,551

Total	54,207,238	35,849,395

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Breakdown of the debt by index

	06/30/2015	12/31/2014
Fixed rate	33,524,187	14,146,444
CDI	8,121,240	9,811,490
LIBOR	5,675,447	2,762,046
TJLP	4,917,175	5,149,392
IPCA	1,789,513	3,798,431
INPC	179,676	181,592

Total	54,207,238	35,849,395

Maturity schedule of the long-term debt and debt issuance costs allocation schedule

	Long-term debt	Debt issuance costs
	06/30/2015	06/30/2015
2016	6,722,355	52,293
2017	8,476,401	95,602
2018	6,271,643	86,627
2019	6,029,128	76,474
2020 and following years	20,166,434	103,657

Total	47,665,961	414,654

Description of main borrowings and financing

Local currency-denominated financing

Development Banks

The Company and its subsidiary obtained financing facilities with BNDES to fund the expansion and improve the quality of their fixed and mobile nationwide networks and meet their regulatory obligations.

Additionally, the Company and its subsidiaries are parties to current financing agreements with the BNDES and other development banks from the North and Northeast of Brazil, entered into in 2009, 2010, 2012, and 2014 to finance investment projects with goals the referred to above.

Foreign currency-denominated financing

Senior Notes

In June 2015 the Company issued senior notes amounting to €600 million, bearing interest of 5.625% per annum and maturing in 2021, the proceeds of which are to be used to refinance Oi’s and its subsidiaries’ debt. Using this issue’s proceeds, the Company bought back a total of €148 million in previously issued notes maturing in February 2016, bearing interest of 5.625% and maturing in March 2016, bearing interest of 5.242%. Additionally, the Company notes maturing in February 2016, bearing interest of 5.625%, notes maturing in March 2017, bearing interest of 5.242%, and notes maturing in December 2017, bearing interest of 5.125% for exchanged newly issued notes totaling €173 million.

Revolver credit facility

Disbursements from the revolver credit facility entered into by Oi with the financial institutions (Citigroup Global Markets Inc., HSBC Securities (USA) Inc. Merril Lynch, Pierce, Fenner & Smith

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Incorporated, and RBS Securities Inc.) in October de 2011, totaling US$1,000 million, in May 2015 and April 2015 were US$300 million (R$955.7 million) and US$400 million (R$1,167.7 million), respectively. These amounts are intended to provide working capital to Oi and its subsidiaries or for other purposes in general.

ECA credit facilities

The Company and TMAR contract financing facilities with export credit agencies to finance part of the investments in equipment and services that incorporate foreign technology.

TMAR is a party to current agreements with major export credit agencies, including: SEK – Swedish Export Corporation; CDB – China Development Bank; and ONDD – Office National Du Ducroire; and FEC – Finnish Export Credit.

Public debentures

Issuer	Issue	Principal	Maturity	06/30/2015	12/31/2014
Oi	10th	R$1,500 million	2019	1,548,937	1,633,137
Oi	9th (i and ii)	R$114 million	2020	140,079	2,386,594
Oi	8th	R$2,350 million	2018	2,351,299	2,352,258
Oi	7th	R$530 million	2017	590,815	1,047,432
Oi	5th (2nd series) (iii)	R$6 million	2020	8,507	340,957
TMAR	2nd	R$31 million	2021	48,481	47,011
Public debentures				4,688,118	7,807,389

(i)	Buyback and immediate cancelation of publicly distributed 38,219 9th Issue, 1st series nonconvertible, unsecured debentures for the acquisition unit price of R$10,151.30.
(ii)	Buyback and immediate cancelation of publicly distributed 150,427 9th Issue, 2nd series nonconvertible, unsecured debentures for the acquisition unit price of R$10,907.48.
(iii)	Buyback and immediate cancelation of publicly distributed 24,002 5th Issue, 2nd series nonconvertible, unsecured debentures in two series for the acquisition unit price of R$13,228.50.

The debentures issued by the Company and its subsidiaries do not contain renegotiation clauses.

Guarantees

BNDES financing facilities are collateralized by receivables of the Company and its subsidiaries TMAR and Oi Móvel. The Company provides guarantees to its subsidiaries TMAR and Oi Móvel for such financing facilities, totaling R$4,586 million.

On May 5, 2014, the outstanding EMTN notes and financing agreements of subsidiary PTIF started to be guaranteed by Oi.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Covenants

The financing agreements of the Company and subsidiaries TMAR and Oi Móvel with the BNDES and other financial institutions, and the debentures issued require compliance with financial ratios (covenants). The financial ratios of the BNDES agreements are calculated semiannually, in June and December. The other financial ratios are calculated on a quarterly and annual basis.

The sale of PT Portugal led to a temporary increase of the Company’s financial leverage, since Oi kept some of PT Portugal’s debt in its balance sheet. Oi, therefore, negotiated waivers with its creditors (to avoid an acceleration of maturity) to increase its leverage limit to 6.0x for 2014 and return to the previous 4x limit in the first quarter of 2016.

Specifically for the subsidiaries’ BNDES agreements, the financial ratios are calculated based on the Company’s consolidated financial reporting.

As a result of the sale of PT Portugal, there are clarifications with BNDES related to the loosening of the related effects on the calculation of the financial ratios established in the financing agreements, which had not be determined by the date this interim financial information was disclosed. Any noncompliance of these financial ratios as at June 30, 2015 does not allow the creditor to accelerate debt maturity; however, the creditor would have the contractual right to claim the seizure of amounts equivalent up to three times the amount of the next amortization of the related financing.

At the closing of the interim financial information for the quarter ended June 30, 2015, there was no accelerated maturity event for noncompliance of any of the established financial ratios.

Committed and not used credit facilities

In December 2014 the Company signed a financing agreement with Banco do Nordeste do Brasil (BNB) amounting to R$370.6 million to finance part of the investments in the Northeast of Brazil in the next two years. There was no disbursement from this facility to date.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

18.	DERIVATIVE FINANCIAL INSTRUMENTS

	06/30/2015	12/31/2014
Assets
Currency swaps	3,768,301	2,871,904
Interest rate swaps	196,507	196,017
Non-deliverable forwards (NDFs)	92,030	153,560
Options	14,669

Total	4,071,507	3,221,481

Current	390,576	340,558
Non-current	3,680,931	2,880,923

Liabilities
Currency swaps	738,268	413,573
Interest rate swaps	225,042	241,138
Non-deliverable forwards (NDFs)	181,124	12,211

Total	1,144,434	666,922

Current	1,037,410	523,951
Non-current	107,024	142,971

19.	LICENSES AND CONCESSIONS PAYABLE

	06/30/2015	12/31/2014
SMP	820,732	1,238,209
STFC concessions	9,960	123,731

Total	830,692	1,361,940

Current	821,976	675,965
Non-current	8,716	685,975

Correspond to the amounts payable to ANATEL for the radiofrequency concessions and the licenses to provide the SMP services, and STFC service concessions, obtained at public auctions.

The payment schedule is as follows:

2015	2,695
2016	821,646
2017	3,015
2018	3,015
2019	321

Total	830,692

20.	TAX REFINANCING PROGRAM

The outstanding balance of the Tax Debt Refinancing Program is broken down as follows:

	06/30/2015	12/31/2014
Law 11941/09 and Law 12865/2013 tax financing program	966,586	983,904
REFIS II - PAES	4,515	6,326

Total	971,101	990,230

Current	96,211	94,041
Non-current	874,890	896,189

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

The amounts of the tax refinancing program created under Law 11941/2009, divided into principal, fine and interest, which include the debt declared at the time the deadline to join the program was reopened as provided for by Law 12865/2013 and Law 12996/2014, are broken down as follows:

	06/30/2015				12/31/2014
	Principal	Fines	Interest	Total	Total
Tax on revenue (COFINS)	229,090	15,727	286,927	531,744	563,846
Income tax	56,904	3,901	57,665	118,470	119,447
Tax on revenue (PIS)	68,085	1,521	36,536	106,142	102,598
Social security (INSS – SAT)	160	2,930	8,803	11,893	13,852
Social contribution	15,040	1,665	14,014	30,719	30,985
Tax on banking transactions (CPMF)	19,258	2,192	25,968	47,418	39,717
Other	46,634	5,514	72,567	124,715	119,785

Total	435,171	33,450	502,480	971,101	990,230

The payment schedule is as follows:

2015	52,016
2016	104,047
2017	104,047
2018	104,047
2019	104,047
2020 to 2022	312,142
2023 to 2025	190,755

Total	971,101

21.	PROVISIONS

Broken down as follows:

Type	06/30/2015	12/31/2014
Labor
Overtime	482,292	471,506
Indemnities	145,061	152,113
Sundry premiums	126,329	131,963
Stability/reintegration	122,921	126,070
Additional post-retirement benefits	83,590	83,417
Salary Differences and related effects	51,418	52,852
Lawyer/expert fees	28,006	29,382
Severance pay	19,255	20,235
Labor fines	16,137	15,562
Severance Pay Fund (FGTS)	9,042	9,359
Employment relationship	5,943	5,717
Joint liability	1,253	1,581
Other claims	47,168	55,267

Total	1,138,415	1,155,024

Tax
State VAT (ICMS)	355,354	363,025
Tax on services (ISS)	67,064	71,666
INSS (joint liability, fees, and severance pay)	28,740	31,735
Tax on net income (ILL)	6,738	20,691
Other claims	48,974	45,504

Total	506,870	532,621

Civil
Corporate	1,465,817	1,549,525
ANATEL estimates	612,578	597,437
ANATEL fines	513,807	506,726
Small claims courts	367,247	282,209
Other claims	504,353	508,226

Total	3,463,802	3,444,123

Total provisions	5,109,087	5,131,768

Current	1,084,149	1,058,521
Non-current	4,024,938	4,073,247

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

In compliance with the relevant Law, the provisions are adjusted for inflation on a monthly basis.

Breakdown of contingent liabilities, per nature

The breakdown of contingent liabilities with a possible unfavorable outcome and, therefore, not recognized in accounting, is as follows:

	06/30/2015	12/31/2014
Labor	1,232,057	1,082,677
Tax	21,858,089	21,059,009
Civil	1,225,938	1,146,745

Total	24,316,084	23,288,431

Summary of movements in provision balances

	Labor	Tax	Civil	Total
Balance at Dec 31, 2014	1,155,024	532,621	3,444,123	5,131,768
Inflation adjustment	66,520	3,648	45,194	115,362
Additions/(reversals)	24,626	14,471	485,105	524,202
Write-offs for payment/terminations	(107,755)	(43,870)	(510,620)	(662,245)
Balance at Jun 30, 2015	1,138,415	506,870	3,463,802	5,109,087

Subsequently to the sale of PT Portugal, Jana General Trading LLC (“Jana”) obtained an injunction against the Company that resulted in the seizure of €69 million on account of an alleged intermediation contract of this transaction. The Company filed defense arguments and the competent court concluded that OI had no liability regarding this issue. The Company filed a request with the court for the immediate release of the seized amount and believes that there is no risk of loss as a result of this lawsuit.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Guarantees

The Company has bank guarantee letters and guarantee insurance granted by several financial institutions and insurers to guarantee commitments arising from lawsuits, contractual obligations, and biddings with the ANATEL. The adjusted amount of contracted bonds and guarantee insurances, effective at June 30, 2015 corresponds to R$16,661,127 (R$16,488,245 at December 31, 2014). The commission charges on these contracts are based on market rates.

22.	EQUITY

(a)	Share capital

Subscribed and paid-in capital is R$21,438,374 (R$21,438,220 at December 31, 2014), represented by the following shares, without par value:

	Number of shares (in thousands)
	06/30/2015	12/31/2014
Total capital in shares
Common shares	286,155	286,155
Preferred shares	572,317	572,317

Total	858,472	858,472

Treasury shares
Common shares	55,860	8,425
Preferred shares	102,151	7,281

Total	158,011	15,706

Outstanding shares
Common shares	230,295	277,730
Preferred shares	470,166	565,036

Total outstanding shares	700,461	842,766

The Company is authorized to increase its capital under a Board of Directors’ resolution, in common and preferred shares, up to the share capital ceiling of R$34,038,701,741.49, within the legal ceiling of 2/3 for the issuance of new nonvoting preferred shares.

By resolution of the Shareholders’ Meeting or Board of Directors’ Meeting, the Company’s capital can be increased by capitalizing retained earnings or reserves previously set up for this purpose by the Shareholders’ Meeting. Under these conditions, the capitalization can be made without any change in the number of shares.

Capital is represented by common and preferred shares without par value, and the Company is not required to maintain the current proportion of these types of share on capital increases.

By resolution of the Shareholders’ Meeting or the Board of Directors, the preemptive right on issuance of shares, warrants or convertible debentures can be cancelled in the cases provided for in Article 172 of the Brazilian Corporate Law.

On February 25, 2015 the Board of Directors approved a capital increase of R$154 without the issue of new shares, through the capitalization of the investment reserve.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

(b)	Treasury shares

Treasury shares as at June 30, 2015 originate from the corporate events that took place in the first quarter of 2015, the second quarter of 2014, and the first half of 2012, described below:

(i)	on February 27, 2012, the Extraordinary Shareholders’ Meeting of Oi S.A. approved the Merger Protocol and Justification of Coari with and into the Company and, as a result, the cancelation of the all the treasury shares held by the Company on that date;

(ii)	on February 27, 2012, the Extraordinary Shareholders’ Meeting of Oi S.A. approved the Merger Protocol and Justification of TNL with and into the Company, and the Company’s shares then held by TNL, as a result of the merger of Coari with and into the Company, were canceled, except for 24,647,867 common shares that remained in treasury;

(iii)	starting April 9, 2012, Oi paid the reimbursement of shares to withdrawing shareholders.

(iv)	As a result of the Company’s capital increase approved by the Board of Directors on April 30 and May 5, 2014, and due to subscription made by Pharol in PT Portugal assets, R$263,028 was reclassified to treasury shares (Note 3.1 - iv).

(v)	Under the exchange agreement entered into with Pharol on September 8, 2014 (Note 26), approved at Pharol’s extraordinary shareholders’ meeting, by the CVM, and at Oi’s extraordinary shareholders’ meeting, on March 30, 2015 the Company conducted a share exchange under which Pharol delivered to PTIF Oi shares divided into 474,348,720 OIBR3 shares and 948,697,440 OIBR4 shares (47,434,872 and 94,869,744 after the reverse stock split, respectively); in exchange, the Company delivered Rio Forte securities to PT SGPS, in the total principal amount of R$3,163 million (€897 million).

(c)	Capital reserves

Capital reserves are recognized pursuant to the following practices:

Special merger goodwill reserve: represents the net amount of the balancing item to goodwill recorded in assets, as provided for by CVM Instruction 319/1999.

Special merger reserve: net assets: represents the net assets merged by the Company under the corporate reorganization approved on February 27, 2012.

Investment grant reserve: recognized due to the investment grants received before the beginning of FY 2008 as a balancing item to an asset received by the Company.

Law 8200/91 special inflation adjustment reserve: recognized due to the special inflation adjustments to capital assets, the purpose of which was to offset distortions in inflation adjustment indices prior to 1991.

Interest on works in progress: consists of the balancing item to interest on works in progress incurred through December 31, 1998.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Other capital reserves: consist of the funds invested in income tax incentives before the beginning of FY 2008.

(d)	Profit reserves

Profit reserves are recognized pursuant to the following practices:

Legal reserve: allocation of 5% of profit for the year up to the limit of 20% of capital. This allocation is optional when the legal reserve plus the capital reserves exceeds 30% of capital. This reserve is only used for capital increases or offset losses.

Investments reserve: consists of the balances of profit for the year, adjusted pursuant to Article 202 of Law 6404/76 and allocated after the payment of dividends. The profits for the year used to recognize this reserve were fully allocated as retained earnings by the related shareholders’ meetings in light of the Company’s investment budget and in accordance with Article 196 of the Brazilian Corporate Law.

On February 25, 2015, the Board of Directors approved the capitalization of the investment reserve balance totaling R$1,933,354, as follows: (i) R$154 to capital increase and (ii) R$1,933,200 to recognize the capital reserves, without the issue of new shares.

(e)	Dividends and interest on capital

Dividends are calculated pursuant to the Company’s Bylaws and the Brazilian Corporate Law. Mandatory minimum dividend are calculated in accordance with Article 202 of Law 6404/76, and preferred or priority dividends are calculated pursuant to the Company’s Bylaws.

Preferred shares are nonvoting, except in the cases specified in paragraphs 1-3 of Article 12 of the Bylaws, but are assured priority in the payment of the noncumulative minimum dividends equal to the higher of 6% per year of the amount obtained by dividing capital stock by the total number of shares of the Company or 3% per year of the amount obtained by dividing book equity by the total number of shares of the Company.

By decision of the Board of Directors, the Company can pay or credit, as dividends, interest on capital pursuant to Article 9, paragraph 7, of Law 9249/1995. The interest paid or credited will be offset against the annual mandatory minimum dividend amount, pursuant to Article 43 of the Bylaws.

At the Company’s Annual Shareholders’ Meeting held on April 29, 2015 the allocation of loss for 2014, amounting to R$4,407,711, was approved as follows: (i) offset against the legal reserve amounting to R$383,527 and R$4,024,184 to accumulated losses.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

(f)	Share issue costs

We recognized in this line item the share issue costs, net of taxes totaling R$159,274, related to the corporate transactions: (1) capital increase, in accordance with the plan for the business combination between the Company and Pharol and (2) the corporate reorganization of February 27, 2012. These costs directly attributable to the mentioned events are basically represented by expenses on the preparation of prospectus and reports, third-party professional services, fees and commissions, transfer costs, and registration costs.

(g)	Other comprehensive income

We recognize in this line item other comprehensive income, which includes hedge accounting gains and losses, actuarial gains and losses, foreign exchange differences arising on translating the net investment in foreign subsidiaries, including exchange differences in intragroup loans that are part of the net investment in foreign subsidiaries, reclassification adjustments, and the tax effects related to these components, which are not recognized in the income statements.

(h)	Basic and diluted earnings (losses) per share

The Company’s Bylaws award different rights to holders of common and preferred shares with respect to dividends, voting rights, and in case of liquidation of the Company. Accordingly, basic and diluted earnings (losses) per share were calculated based on profit for the period available to common and preferred shareholders.

Basic

Basic earnings (losses) per share are calculated by dividing the profit (loss) attributable to the owners of the Company, available to common and preferred shareholders, by the weighted average number of common and preferred shares outstanding during the period.

Diluted

Diluted earnings (losses) per share are calculated by adjusting the weighted average number of outstanding common and preferred shares, to estimate the dilutive effect of all convertible securities. Currently we do not have any potentially dilutive shares.

The table below shows the calculations of basic and diluted earnings (losses) per share:

	06/30/2015	06/30/2014
Profit from continuing operations	(861,561)	39,529
Loss for the quarter from discontinued operations (net of taxes)	1,080,061	(32,875)
Profit (loss) attributable to owners of the Company	218,500	6,654

Profit (loss) allocated to common shares – basic and diluted	71,930	2,141
Profit allocated to preferred shares – basic and diluted	146,570	4,513

Weighted average number of outstanding shares (in thousands of shares)
Common shares – basic and diluted	254,013	126,894
Preferred shares – basic and diluted	517,601	263,363

Earnings (losses) per share (in reais):
Common shares – basic and diluted	0.28	0.02
Preferred shares – basic and diluted	0.28	0.02

Earnings per share – continuing operations:
Common shares – basic and diluted	(1.12)	0.10
Preferred shares – basic and diluted	(1.12)	0.10

Earnings (losses) per share – discontinued operations:
Common shares – basic and diluted	1.40	(0.08)
Preferred shares – basic and diluted	1.40	(0.08)

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Retrospective adjustment

As required by CPC 41, we have adjusted retrospectively the calculation of basic and diluted earnings per share taking into consideration the new shareholding structure resulting from the reverse share split described in item (a) above.

23.	EMPLOYEE BENEFITS

As at June 30, 2015, the consolidated liabilities referring to retirement benefits recognized in the balance sheet are as follows:

	06/30/2015	12/31/2014
Actuarial assets	42,868	47,496
Current	4,257	1,744
Non-current	38,611	45,752
Actuarial liabilities	355,791	476,535
Current	22,956	129,662
Non-current	332,835	346,873

(a)	Pension funds

The Company and its subsidiaries sponsor retirement benefit plans (“pension funds”) for their employees, provided that they elect to be part of such plan, and current beneficiaries. The table below shows the existing pension plans as at June 30, 2015.

Benefit plans	Sponsors	Manager

TCSPREV	Oi, Oi Móvel, BrT Multimídia, Oi Internet and BrTI	FATL
BrTPREV	Oi, Oi Móvel, BrT Multimídia, Oi Internet and BrTI	FATL
TelemarPrev	Oi, TMAR, Oi Móvel and Telemar Internet	FATL
PAMEC	Oi	Oi
PBS-A	TMAR and Oi	SISTEL
PBS-Telemar	TMAR	FATL
PBS-TNCP	Oi Móvel	SISTEL
CELPREV	Oi Móvel	SISTEL

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Sistel – Fundação Sistel de Seguridade Social

FATL – Fundação Atlântico de Seguridade Social

Telemar Participações S.A., the Company’s parent, is one of the sponsors the TelemarPrev benefit plan.

For purposes of the pension plans described in this note, the Company can also be referred to as the “Sponsor”.

The sponsored plans are valued by independent actuaries at the end of the annual reporting period. For the year ended December 31, 2014, the actuarial valuations were performed by Mercer Human Resource Consulting Ltda. The Bylaws provide for the approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is ruled by the agreements entered into with the pension fund entities, with the agreement of the National Pension Plan Authority (PREVIC), as regards the specific plans. PREVIC is the official agency that approves and oversees said plans.

The sponsored defined benefit plans are closed to new entrants because they are close-end pension funds. Participants’ and the sponsors’ contributions are defined in the funding plan.

Actuarial liabilities are recognized for the sponsored defined benefit plans that report an actuarial deficit. For the plans that report an actuarial surplus, assets are recorded when there is an express authorization for offsetting them against future employer contributions.

The related liabilities disclosed in the balance sheet as at June 30, 2015 have been recognized based on the actuarial studies as at December 31, 2014, prepared using the “Projected Credit Unit Method”, adjusted by the costs on retirement benefits and benefit payments in the period and the actuarial losses determined at June 30, 2015 related to the difference between the actual and budget income of the pension funds and the impact of the revision of the discount rates used to discount the actuarial liabilities. The main actuarial assumptions taken into consideration in the actuarial studies as at December 31, 2014 and June 30, 2015 after the revision of the discount rates are as follows:

	BrTPREV	TCSPREV	PBS-Telemar	TelemarPrev
MAIN ACTUARIAL ASSUMPTIONS USED
Nominal discount rate of actuarial liability	11.83%	11.83%	11.83%	11.83%
Estimated inflation rate	5.50%	5.50%	5.50%	5.50%
Estimated nominal salary increase index	5.50%	5.50%	5.50%	5.50%
Estimated nominal benefit growth rate	5.50%	5.50%	5.50%	5.50%

Total expected rate of return on plan assets	11.83%	11.83%	11.83%	11.83%

General mortality biometric table	AT2000	AT2000	AT2000	AT2000
Biometric disability table	Zimmermann Nichzues	Zimmermann Nichzues	Zimmermann Nichzues	Zimmermann Nichzues
Biometric disabled mortality table	Winklevoss	Winklevoss	Winklevoss	Winklevoss
Turnover rate	7.3%	8.2%	Nil	0% to 12%

	PBS-A	PAMEC	PBS-TNCP	CELPREV
MAIN ACTUARIAL ASSUMPTIONS USED
Nominal discount rate of actuarial liability	11.83%	11.83%	11.83%	11.83%
Estimated inflation rate	5.50%	5.50%	5.50%	5.50%
Estimated nominal salary increase index	N.A.	N.A.	N.A.	N.A.
Estimated nominal benefit growth rate	N.A.	N.A.	N.A.	N.A.
Nominal medical costs growth rate	N.A.	8.67%	N.A.	N.A.

Total expected rate of return on plan assets	11.83%	11.83%	11.83%	11.83%

General mortality biometric table	AT2000	AT2000	AT2000	AT2000
Biometric disability table	Zimmermann Nichzues	Zimmermann Nichzues	Zimmermann Nichzues	Zimmermann Nichzues
Biometric disabled mortality table	Winklevoss	Winklevoss	Winklevoss	Winklevoss
Starting age of benefit	N.A.	N.A.	57 years	55 years
Turnover rate	N.A.	N.A.	Nil	Nil

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

The main movements in the actuarial liabilities related to pension plans in the period ended June 30, 2015 were as follows:

Balance at December 31, 2014	476,535
Pension plan costs, net	18,581
Payments, contributions and reimbursements	(139,325)
Balance at June 30, 2015	355,791

The main movements in the actuarial assets related to the pension plans in the period ended June 30, 2015 were as follows:

Balance at December 31, 2014	47,496
Pension plan income, net	2,810
Actuarial gains (losses), net	(3,738)
Payments, contributions and reimbursements	(3,700)
Balance at June 30, 2015	42,868

24.	SEGMENT INFORMATION

The Company’s management uses operating segment information for decision-making. The Company identified only one operating segment that corresponds to the telecommunications business in Brazil.

In addition to the telecommunications business in Brazil, the Company conducts other businesses that individually or in aggregate do not meet any of the quantitative indicators that would require their disclosure as reportable business segments. These businesses refer basically to the following companies: Mobile Telecommunications Limited in Namibia, Companhia Santomense de Telecomunicações, Listas Telefónicas de Moçambique, ELTA – Empresa de Listas Telefónicas de Angola, and Timor Telecom, which provide fixed and mobile telecommunications services and publish telephone directories, and which have been consolidated since May 2014.

The revenue generation is assessed by Management based on a view segmented by customer, into the following categories:

•	Residential Services, focused on the sale of fixed telephony services, including voice services, data communication services (broadband), and pay TV;

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

•	Personal Mobility, focused on the sale of mobile telephony services to subscription and prepaid customers, and mobile broadband customers; and

•	SMEs/Corporate, which includes corporate solutions offered to our small, medium-sized, and large corporate customers.

Telecommunications in Brazil

In preparing the financial information for this reportable segment, the transactions between the companies included in the segment have been eliminated. The financial information of this reportable segment of the periods ended June 30, 2015 and 2014 is as follows:

	06/30/2015	06/30/2014
Residential	4,950,796	5,071,796
Personal Mobility	4,276,447	4,397,380
SMEs/Corporate	4,022,201	4,187,181
Other services and businesses	146,146	155,062
Net operating revenue	13,395,590	13,811,419
Operating expenses
Depreciation and amortization	(2,392,679)	(2,154,844)
Interconnection	(930,610)	(1,426,842)
Personnel	(1,187,725)	(1,367,340)
Third-party services	(3,106,426)	(3,017,409)
Grid maintenance services	(941,560)	(911,009)
Handset and other costs	(173,637)	(275,414)
Advertising and publicity	(124,173)	(302,282)
Rentals and insurance	(1,687,219)	(1,570,087)
Provisions/reversals	(492,041)	(357,291)
Allowance for doubtful accounts	(324,148)	(376,449)
Taxes and other expenses	(683,414)	(871,810)
Other operating income, net	(47,756)	1,325,529
OPERATING INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	1,304,202	2,506,171

Financial income (expenses)
Financial income	731,488	652,032
Financial expenses	(3,222,861)	(2,883,525)

PRETAX INCOME	(1,187,171)	274,678

Income tax and social contribution	297,578	(268,024)

PROFIT (LOSS) FOR THE QUARTER FROM CONTINUING OPERATIONS	(889,593)	6,654

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Reconciliation of revenue and profit (loss) for the quarter and information per geographic market

In the periods ended June 30, 2015 and 2014, the reconciliation of the segment telecommunications in Brazil revenue and total revenue is as follows:

	06/30/2015	06/30/2014
Net operating revenue
Revenue related to the reportable segment	13,395,590	13,811,419
Revenue related to other businesses (i)	428,131	144,672
Net operating revenue	13,823,721	13,956,091

(i)	In 2014 the Africa and Timor business were consolidated after May 1.

In the periods ended June 30, 2015 and 2014, the reconciliation between the profit (loss) before financial income (expenses) and taxes of the segment telecommunications in Brazil and the profit (loss) before financial income (expenses) and taxes is as follows:

	06/30/2015	06/30/2014
Profit (loss) before financial income (expenses) and taxes
Telecommunications in Brazil	1,304,202	2,506,171
Other businesses (i)	115,179	59,397
Income before financial income (expenses) and taxes	1,419,381	2,565,568

(i)	In 2014 the Africa and Timor business were consolidated after May 1.

Total assets, liabilities and tangible and intangible assets per geographic market as at June 30, 2015 are as follows:

	06/30/2015
	Total assets	Total liabilities	Tangible assets	Intangible assets	Capital expenditures on tangible and intangible assets
Brazil	84,861,646	73,800,970	25,522,099	3,464,830	1,812,295
Other, primarily Africa	8,448,512	1,043,416	451,161	1,034,338	68,089

25.	RELATED-PARTY TRANSACTIONS

Transactions with unconsolidated related parties

	06/30/2015	12/31/2014
Accounts receivable and other assets		1,586,372
Unitel		1,375,162
Multitel		24,282
PT-ACS		15,114
Fundação PT		7,387
Sportinvest Multimédia		105,492
Siresp		40
Fibroglobal		48,134
Yunit		7,454
Contax		3,307

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

	06/30/2015	12/31/2014
Accounts payable and other liabilities	34,287	61,603
Unitel		1,484
Multitel		1,217
PT-ACS		599
Fundação PT		2
Sportinvest Multimédia		291
Siresp		6
Fibroglobal		9,564
Yunit		669
Contax	29,064	41,832
TODO	4,433	5,587
Ability	7	7
Veotex	783	345

	06/30/2015	06/30/2014
Revenue
Revenue from services rendered	16,445	91,374
PT Portugal		59,936
Unitel		7,397
Contax	16,169	12,984
TODO	276	434
Multitel		795
Sportinvest Multimédia		73
Siresp		9,061
Fibroglobal		694

	06/30/2015	06/30/2014
Costs/expenses
Operating costs and expenses	(19,412)	(49,070)
PT Portugal		(25,066)
PT Inovação e Sistemas		(1,442)
PT Comunicações		(782)
Veotex	(4,953)	(5,051)
TODO	(14,459)	(15,225)
PT-ACS		(1,504)

Services provided by Contax

The Company and subsidiaries TMAR and Oi Móvel engage call center and collection services from Contax, which is controlled by shareholders that are part of the Company’s control block. Contax provides customer services to fixed-line telephony customers, outbound telemarketing services to capture new mobile telephony customers, support to prepaid and subscription mobile telephony customers, technical support to Velox subscribers (ADSL), and collection services. Total costs of services provided by Contax for the period ended March 31, 2015 were R$713,820 (R$764,205 for the period ended June 30, 2014).

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Financing agreements with the BNDES

The Company entered into financing agreements with BNDES, controlling shareholder of BNDESPAR, which holds 5.099% (5.099% at December 31, 2014) of the voting capital of TmarPart, holding company of the Group and, therefore, a Company related party.

The balance due related to BNDES financing at June 30, 2015, was R$5,590 million (R$5,872 million at December 31, 2014) and we recognized related financial expenses totaling R$241 million (R$234 million at June 30, 2014).

Compensation of key management personnel

The compensation of the officers responsible for planning, managing and controlling the Company’s activities, including the compensation of the directors and executive officers, totaled R$12,691 (R$7,715 at June 30, 2014).

In the first half of 2015, the Company implemented a Long-term Incentives plan for some of its officers, effective for three years. The benefit attributed to the participants will be paid in cash and granted annually based on the attainment of annual financial and operating goals, and its amount is determined on the quotation of Oi’s stock. As at June 30, 2015, there is no liability recognized related to this plan.

26.	HELD-FOR-SALE ASSETS AND DISCONTINUED OPERATIONS

Sale of PT Portugal shares to Altice

On December 9, 2014, the Company and Altice PT entered into a purchase and sale agreement of all PT Portugal shares to Altice PT, basically involving the operations conducted by PT Portugal in Portugal and in Hungary.

On January 22, 2015, Pharol shareholders approved the sale by Oi of all PT Portugal shares to Altice PT, under the terms and conditions of the Share Purchase and Sale Agreement. Accordingly, the suspensive condition provided for in said agreement to its effectiveness was implemented.

On June 2, 2015, the sale by Oi to Altice of its entire stake in PT Portugal was completed. Altice Portugal paid a total of €5,789 million for PT Portugal, of which €4,920 million were received in cash by Oi and €869 million were immediately allocated to settle PT Portugal euro-denominated debt. There is also a provision for the payment of an earn-out of €500 million related to PT Portugal’s future generation of revenue.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Classification of the investment sales transactions as discontinued operations

On May 5, 2014, the Company acquired PT Portugal and since then it also fully consolidated its profits or losses, assets and liabilities. In December 2014, with the approval of the sale of the investments in PT Portugal to Altice, the Company classified its operations in Portugal as held-for-sale assets and liabilities associated to held-for-sale assets, and discontinued operations.

With the sale of PT Portugal shares Altice, the loss on divesture is presented as discontinued operations in a single line of the income statement, as follows:

06/30/2015
Loss on sale of PT Portugal and divesture-related expenses (i)	(613,545)
Comprehensive income transferred to the income statement (ii)	1,709,347
Loss for the period of discontinued operations (iii)	(15,741)
Profit for the period from discontinued operations	1,080,061

(i)	The loss on the sale of PT Portugal includes: (1) the derecognized investment cost that includes goodwill arising on the business combination between the Company and PT less the R$4.2 billion allowance for loss recognized in December 2014, and selling expenses totaling R$1.3 billion; and (2) the R$0.7 billion revenue related to cash proceeds received directly by the Company. The final price is subject to possible post-closing adjustments to be determined in the following months based on changes in the cash, debt, and working capital positions at the closing date.
(ii)	Refers to the cumulative foreign exchange differences recognized in other comprehensive income, transferred from equity to profit or loss for the year due to divesture.
(iii)	Refers to PT Portugal’s loss recognized as shares of profits of subsidiaries as at January 1, 2015 and May 31, 2015.

Approval of preparatory actions for the sale of Africatel

At the Board of Directors’ meeting held on September 16, 2014, Oi’s management was authorized to take all the necessary actions to divest Oi’s stake in Africatel, representing 75% of Africatel’s share capital, and/or dispose of its assets. Oi will lead the sale process, even though we believe that it would be in the best interests of both Africatel shareholders to maximize the value of their investments, that this sale be coordinated with Samba Luxco, a Helios Investors L.P. affiliate that holds the remaining 25% of Africatel’s share capital. Oi is committed to working with its local partners and each one of the operating companies where Africatel holds investments to ensure a coordinated transition of its interests in these companies.

Notwithstanding the above, our indirect subsidiary Africatel GmbH & Co. KG (“Africatel GmbH”), direct holder of the Oi’s investment in Africatel, received on September 16, 2014 a letter from Samba Luxco, where Samba Luxco exercised an alleged right to sell the shares it holds in Africatel (put option), pursuant to Africatel’s shareholders’ agreement. According to this letter, this put option results from the indirect transfer of Africatel shares, previously indirectly held by Pharol, to the Company as the payment for the capital increase made in May 2014.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

As disclosed in Note 3 ‘Risks related to our interest in Unitel’, the Company believes that there was not any action or event that, under Africatel’s shareholders’ agreement terms, would trigger the right to exercise the put option. Accordingly, without prejudice to the value the Company attributes to maintaining a relationship of mutual respect with Samba Luxco, Africatel GmbH intends to challenge the exercise of this put option by Samba Luxco in the current circumstances, which, pursuant to Africatel’s shareholders’ agreement. Thus, in November 2014, Samba Luxco initiated an arbitration proceeding against Africatel GmbH and Pharol to resolve this issue.

Oi intends to focus its efforts on the sale of Africatel and/or its assets and believes that if this goal is successfully met through the arbitration proceeding already initiated.

Classification of the assets and liabilities of the African operations held for sale

With the approval of the preparatory actions for the sale of Africatel, in 2014 the Company classified the African operations as assets held for sale and the liabilities associated to assets held for sale, in accordance with CPC 31.

The assets and of the African operations are stated at the lower of their carrying amounts and their fair values less costs to sell.

The African operations are consolidated in the income statement since May 5, 2014.

The main components of the assets for held sale and liabilities associated to assets held for sale of the African operations are as follows:

	African operations
	06/30/2015	12/31/2014
Held-for-sale assets	8,448,512	7,642,738
Cash, cash equivalents and cash investments	192,888	170,056
Accounts receivable	187,397	195,690
Dividends receivable (i)	1,469,015	1,261,826
Available-for-sale financial asset (ii)	4,637,574	4,284,416
Other assets	230,392	164,121
Investments	245,747	63,267
Property, plant and equipment	451,161	506,347
Intangible assets	362,275	376,441
Goodwill	672,063	620,574

Liabilities directly associated to assets held for sale	1,043,416	851,273
Borrowings and financing	15,286	83,843
Trade payables	164,406	97,600
Provisions for pension plans	893	997
Other liabilities	862,831	668,833

Non-controlling interests	1,459,645	1,509,197

Total assets held for sale and liabilities associated to assets held for sale – consolidated	5,945,451	5,282,268

Intragroup eliminations	(82,902)

Total assets held for sale – Parent company	5,862,549	5,282,268

Investments in Africa	5,862,549	5,282,268

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

(i)	Refers basically to dividends receivable from Unitel;
(ii)	Refers to the fair value of the investment in Unitel (Note 3).

27.	OTHER INFORMATION

(a)	Rio Forte securities

On June 30, 2014, the Company was informed, through a notice disclosed by Pharol, of the investment made by PT International Finance BV (“PTIF”) and PT Portugal, companies contributed by Pharol to Oi in the capital increase, in a commercial paper of Rio Forte Investments S.A. (“Securities” and “Rio Forte”, respectively), a company part of the Portuguese group Espírito Santo (“GES”), when both PTIF and PT Portugal were Pharol subsidiaries.

According to said notice, the Securities had been issued in the total amount of €897 million, and bore average annual interest of 3.6% and matured on July 15 and July 17, 2014 (€847 and €50 million, respectively), stressing that since April 28, 2014 no other investment and/or renewal of this type of investments had been made.

Both PT Portugal and PTIF (collectively “Oi Subsidiaries”) became Company subsidiaries due to the assignment of all PT Portugal shares to the Company by Pharol, on May 5, 2014, to pay in the Company’s capital increase approved on April 28 and 30, 2014.

The Securities matures in July 2014 and subsequently the cure period for payment of the securities ended without Rio Forte paying the amount due. The Luxembourg Commercial Court denied Rio Forte’s request for controlled management on October 17, 2014 and Rio Forte’s bankruptcy was declared on December 8, 2014.

Agreements entered into by the Company, TmarPart, and Pharol related to the cash investments made in Rio Forte commercial papers

On September 8, 2014, after obtaining the due corporate approvals, the Company, the Oi Subsidiaries, TmarPart, and Pharol entered into definitive agreements related to the investments made in the Securities. The agreements provided for (i) an exchange (the “Exchange”) through which Oi Subsidiaries transferred the Securities to Pharol in exchange for preferred shares and common shares of the Company and held by Pharol, as well as (ii) the assignment by Oi Subsidiaries of a call option on the Company shares to the benefit of PT (“Call Option”).

On March 26, 2015, in order to comply with the conditions presented by the CVM’s Board to grant the waivers necessary for the implementation of the Share Exchange and Put Option, according to the decision issued on March 4, 2015, the Company held a Shareholders’ Meeting which approved the terms and conditions of the Share Exchange and Put Option agreements.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

On March 31, 2015, the Company announced in a Material Fact Notice, the consummation of the Exchange, under which Pharol delivered to the Oi Subsidiaries Oi free shares corresponding to 47,434,872 OIBR3 (common shares) and 94,869,744 OIBR4 (preferred shares) (“Exchanged Shares”); and in exchange Oi, through PTIF, delivered the Securities to Pharol, totaling €897 million, with no money involved.

With implementation of the Exchange, Pharol became the holder of the Securities and the sole responsible for negotiating with Rio Forte and the decisions related to the Securities, and the Company is responsible for the supporting documentation to Pharol to take the necessary actions to collect the receivables represented by the Securities.

As a result of the consummation of the Exchange, Pharol’s direct interest in Oi decreased from 104,580,393 common shares and 172,025,273 preferred shares, representing 37.66% of the voting capital (ex-treasury) and 32.82% of the total capital of Oi (ex-treasury) to 57,145,521 common shares and 77,155,529 preferred shares, representing 24.81% of the voting capital (ex-treasury) and 19.17% of the total capital of Oi (ex-treasury). Oi shares received by PTIF as a result of the Exchange will remain in treasury.

Main terms of the Call Option for the Purchase of Shares (“Option Contract”)

Under the Call Option Agreement entered into on September 8, 2014 by Pharol, PTIF, PT Portugal, Oi, and TmarPart, and amended on March 31, 2015, the call option on Oi shares granted Pharol became exercisable with the consummation of the Exchange, beginning March 31, 2015, at any time, during a six-year period.

Under the terms of the Call Option Agreement, the Call Option will involve 47,434,872 Oi common shares and 94,869,744 Oi preferred shares (“Shares Subject to the Option”) and can be exercised, in whole or in part, at any time, pursuant to the following terms and conditions:

(i) Term: six (6) years, noting that Pharol’s right to exercise the Option on the Shares Subject to the Option will be reduced by the percentages below:

Date of Reduction	% of Shares Subject to the Option that cease to the subject to the Option each year
As from 03/31/2016	10%
As from 03/31/2017	18%
As from 03/31/2018	18%
As from 03/31/2019	18%
As from 03/31/2020	18%
As from 03/31/2021	18%

(ii) Exercise Price: R$1.8529 per preferred share and R$2.0104 per common share of Oi, as adjusted by the interbank deposit rate (CDI), plus 1.5% per annum, calculated pro rata temporis, from the date of the Exchange to the date of the effective payment of each exercise price, in whole or in part, of the Option. The exercise price of the shares will be paid in cash, at the transfer date of the Shares Subject to the Option.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Oi is not required to maintain the Exchanged Shares in treasury. In the event that PTIF or any of Oi’s subsidiaries do not hold, in treasury, a sufficient number of Shares Subject to the Option to transfer to Pharol, the Option may be financially settled through payment by the Oi Subsidiaries of the amount corresponding to the difference between the market price of the Shares Subject to the Option and the respective exercise price corresponding to these shares.

While the Option is effective, Pharol may not purchase Oi shares, directly or indirectly, in any manner other than by exercising the Option. Pharol may not transfer or assign the Option, nor grant any rights under the Option, including security, without the consent of Oi. If Pharol issues, directly or indirectly, derivatives that are backed by or referenced to Oi shares, it shall immediately use the proceeds derived from such a derivative transaction, directly or indirectly, to acquire the Shares Subject to the Option.

Oi may terminate the Option if (i) the Bylaws of Pharol are amended voluntarily to remove or amend the provision that limits the voting right to 10% of all votes corresponding to the capital stock of Pharol; (ii) Pharol directly or indirectly engages in activities that compete with the activities of Oi or its subsidiaries in the countries in which they operate; (iii) Pharol violates certain obligations under the Option Contract.

On March 31, 2015, the Option Agreement was amended to provide for (i) the possibility of Pharol assigning or transferring the Call Option, regardless of previous consent by Oi, provided that such assignment or transfer covers at least  1⁄4 of the Shares Subject to the Option, and Pharol can freely use the use the proceeds of such transactions, (ii) the possibility of Pharol, subject to previous, written consent from Oi, creating or granting any rights arising on the Call Option or, pledging the guarantees supported by the Call Option, and (iii) the grant of a right of first refusal to Oi for the acquisition of the Call Option, should Pharol wish to sell, assign, transfer, contribute the capital of another entity, transmit, or otherwise sell or dispose of the Call Option.

This amendment was executed under a condition suspensive and shall only become effective after authorization from the CVM is obtained to amend the Option Agreement, if necessary, and only after an Oi’s shareholders’ meeting where holders of preferred shares are entitled to vote, approves the terms of said amendment.

As at June 30, 2015, the fair value of the Call Option is estimated at R$56 million calculated by the Company using the Black-Scholes model and theoretical share volatility assumptions, using the Revenue Approach valuation technique provided for by paragraphs B10 and B11 of CPC 46 13 Fair Value Measurement.

(b)	Execution of an agreement with Banco BTG Pactual S.A. regarding a proposal for the acquisition of a stake in TIM

On August 26, 2014, Oi entered into an agreement with Banco BTG Pactual S.A. (“BTG Pactual”) under which the latter will act as commissioner to develop alternatives aimed at render viable a proposal for the acquisition of the stake indirectly held by Telecom Italia SpA in TIM Participações S.A.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended June 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

As already reported to the market, BTG Pactual held discussions with third parties regarding a possible transaction and the role of BTG Pactual includes contracting other market players that could be interested in the transaction, as Company agent for the transaction.

No definite decision or agreement as yet been reached with regard to the transaction’s structure and no instruments or proposals aimed at conducting a transaction.

(c)	Completion of the share auction

The last auction to sell the shares resulting from the reverse split of share fractions approved by the shareholders at Extraordinary Shareholders’ Meeting held on November 18, 2014 was held on June 30, 2015.

As a result of the three auctions held, 1,069,131 Company common shares and 1,162,652 Company preferred shares were sold (“Share”), representing all the shares resulting from the reverse split of share fractions.

The net proceeds of the sale of the Shares totaled R$13,632 and were deposited on July 10, 2015 on behalf of the share fraction holders, proportionately to the number of shares held.